Graybar.

2007 ANNUAL REPORT





Graybar's Mission

Graybar is the vital link in the supply chain adding value with efficient and cost-effective service and solutions for our customers and our suppliers.

Graybar's Vision

For our Customers' Advantage

We will add value for our customers by anticipating and identifying their needs and providing cost-effective solutions. Through excellent and efficient service we will meet our customers' expectations. They will see us as the leader in the industry.

For our Suppliers' Advantage

We will be the channel of choice for our suppliers by providing cost-effective and efficient ways to bring their products, services, and solutions to our mutual customers. They will see us as the leader in the industry.

For our Employees' Advantage

We will provide an environment for our employees that challenges them to learn, grow, and prosper in an atmosphere of respect and recognition. Our employees will be proud to work for a profitable and thriving employee-owned company.

For our Shareholders' Advantage

We will be the industry leader in the products and services we offer, while providing increased shareholder value at optimal risk.

For our Community's Advantage

Graybar will be a solid corporate citizen and will encourage community involvement among its employees and retirees.

Graybar's Business

Graybar Electric Company, Inc. is engaged in the distribution of electrical, telecommunications and networking products and the provision of related supply chain management and logistics services, primarily to construction contractors, industrial plants, telephone companies, power utilities, federal, state and local governments and commercial users in North America. All products sold by the Company are purchased by the Company from others. The Company's business activity is primarily with customers in the United States. Graybar also has subsidiary operations with distribution facilities in Canada, Puerto Rico and Mexico.

Capital Stock Data

Common Stock, par value $1.00 per share; stated value $20.00 per share as of December 31, 2007:

Title of Class	Number of Security Holders	Number of Shares
Common Stock	1,450	1,637,425
Voting Trust Interests in Common Stock	4,363	6,294,210
Total	5,813	7,931,635

Dividend Data

Dividends per share declared for year:	2007	2006	2005
First Quarter	$ 0.30	$ 0.30	$ 0.30
Second Quarter	0.30	0.30	0.30
Third Quarter	0.30	0.30	0.30
Fourth Quarter	1.10	1.10	1.10
Total	$ 2.00	$ 2.00	$ 2.00

On December 13, 2007, a twenty percent (20%) stock dividend was declared to shareholders of record on January 3, 2008. Shares representing this dividend were issued on February 1, 2008.

On December 14, 2006, a ten percent (10%) stock dividend was declared to shareholders of record on January 3, 2007. Shares representing this dividend were issued on February 1, 2007.

On December 8, 2005, a five percent (5%) stock dividend was declared to shareholders of record on January 3, 2006. Shares representing this dividend were issued on February 1, 2006.

Contents

To Our Shareholders,

I am pleased to report that Graybar's strong performance continued in 2007 and the Company finished the year with remarkable results. Our focus on profitable growth, continuous improvement, people development and technology is working, and this strategy produced excellent returns for shareholders in 2007.

During 2007, the electrical and telecommunications distribution industry benefited from continued strength in commercial construction and in the industrial and commercial markets. Weaker residential construction impacted regions that have experienced a high volume of home building. Rising energy costs sparked an interest in "green" solutions that reduce energy consumption and improve efficiency. In addition, the competitive landscape of the entire industry continued to change as a result of consolidation both in wholesale distribution and the supplier community. And as the year progressed, there was increased concern about the impact of a potential economic downturn.



ROBERT A. REYNOLDS, JR.
Chairman, President and CEO

In this environment of economic uncertainty, Graybar achieved record sales and profits. By continually working to our customers' advantage, we increased sales by 5% over 2006. Our employees embraced continuous improvement principles and leveraged technology, enabling Graybar to control its expenses. The Company also reduced its net interest expense by $8 million compared to 2006. This notable achievement resulted from an effective asset and cash management strategy.

We continued to improve the risk profile of the Company by reducing our long-term debt by approximately $61 million or 26% over the fiscal year. In addition, we generated $94 million in cash flow from operations and $67 million in free cash flow (cash flow from operations less capital expenditures). Productivity, measured in gross margin per employee, increased by 5% over 2006, providing evidence that our investments in training and technology continue to deliver positive results.

The combination of top-line sales growth, disciplined expense management and effective asset management generated record net income, exceeding $80 million for the first time in Graybar's long history. This impressive performance is the result of a successful, long-term strategy built on the Company's mission, vision and purpose.

Net Income *(Stated in thousands)*


$ 90,000
85,000
80,000
75,000
70,000
65,000
60,000
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2003
2004
2005
2006
2007

MISSION: WHAT WE DO

*Graybar is the **vital link** in the supply chain **adding value** with efficient and cost-effective **service** and **solutions** for our customers and our suppliers.*

Graybar's mission describes what we do as an organization. While it gives a very broad view of Graybar and the value we offer our

Net Sales *(Stated in thousands)*


$ 5,500,000
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2003
2004
2005
2006
2007

customers and suppliers, it also states what our dedicated employees and employee owners do every day. Through their commitment to customer satisfaction and their ability to deliver what customers and suppliers want, they transform this mission statement into reality.

VISION: WHOM WE SERVE

Building on our mission statement, Graybar's vision statement describes specifically whom we serve and the ways we meet the needs of our customers, suppliers, employees, shareholders and the communities where we live and work.

For our Customers' Advantage

At Graybar, we serve a diverse customer base. We work closely with contractors that design and install electrical, telecommunications and security solutions. We also offer solutions to manufacturers that incorporate Graybar's products and services into their own product offerings and use our products to maintain and repair their facilities. We support utilities and service providers as they build and maintain power and telecommunication infrastructures. We also satisfy the widely varied requirements of federal, state, and local government organizations. In meeting the needs of such a wide range of customers, Graybar recognizes the importance of tailoring solutions to match the unique requirements of each.

In 2007, we worked to focus our resources on specific types of customers in high-potential areas. Building on our success in 2006, we expanded our Contractor Growth Initiative. Participating branches received financial support and additional resources to help them grow business with contractors in their market


SUPPLY Solutions to MAXIMIZE Returns on Your Purchasing Investments
Whatever you need...
GRAYBAR'S

areas, leading to double-digit growth in sales during 2007. Similarly, we focused our Industrial Growth Initiative on several key locations, and sales in those locations increased significantly. We also initiated a Comm/Data Growth Initiative that produced solid growth in targeted branches.

For years, Graybar has successfully sold to federal, state and local government organizations. In 2007, we developed a Government Initiative to grow our business with these customers by better aligning our efforts with their unique needs. Our government business remained strong in 2007, as we were awarded two Defense Logistics Agency Prime Vendor contract renewals totaling an estimated $140 million, a five-year General Services Administration contract that included more than 28,000 products from 49 suppliers, and a U.S. Communities electrical products contract valued at an estimated $100 million.

Our marketing efforts also took a targeted approach in 2007. We launched a program in the fall, which highlighted solutions for improving efficiency, safety, and productivity. This program, which we branded "ESP", is geared toward helping contractors optimize the time and talents of their installers. As Graybar continued to make inroads in the security business, we increased the breadth and depth of our products and inventories. To reach potential security customers, we developed advertising that articulated Graybar's commitment to the security business and the solutions we offer. We also introduced an innovative ad campaign targeted to enterprise comm/data customers, which focused on Graybar's reliability. With our Retailer Initiative, we demonstrated our ability to successfully meet the unique needs of retailers as they grow and expand into new market areas. And, to reinforce our inventory and service capabilities to our industrial customers, we coined the phrase, "Graybar's Got It", in our marketing communication and supported it with a colorful, eye-catching design.


RIGHT IN YOUR OWN BACKYARD?
THE CUT-OVER.
GRAYBAR HAS SECURITY.
YOU SPEND TIME AND MONEY SEARCHING FOR PRODUCTS THAT SAVE YOU TIME AND MONEY.
WE'VE GOT A BETTER IDEA.

We focused our marketing to show how Graybar works to our customers' advantage.

Having the products customers need when and where they need them is essential to our overall service offering. We have made significant improvement to our inventory management techniques in recent years, and we continued to make progress in 2007. With ongoing collaboration among branch, district and corporate teams, we were able to place inventory in branches and zone warehouses to meet our customers' requirements. Technology continued to support the efforts of our employees, enabling us to execute an efficient inventory management strategy that helps us deliver excellent customer service.

Finally, we completed extensive work in 2007 to prepare for the new Graybar website, www.graybar.com, which debuted in early 2008. The new site is designed with a suite of tools that allows customers to review product information and availability, verify pricing, manage account information, place orders and check on invoices. Combined with other information technology, this platform supports Graybar's long tradition of providing efficient and reliable customer service. No matter how customers prefer to reach us—online, in person or on the phone—we are ready and able to serve.

For our Suppliers' Advantage

Graybar partners with select suppliers to deliver high-quality products to our mutual customers. We serve suppliers by stocking their products and maintaining the appropriate inventory levels at the correct locations to meet the needs of our customers. In addition, we combine products with service offerings to provide customer solutions, and we equip our sales force to present these solutions. This partnership has been built on trust and a shared understanding of the roles served by both suppliers and distributors.



For years, some wholesale distributors have pursued private label strategies as a way to increase margins and offer lower-cost alternatives to customers. Competitive pressures have increased distributors' adoption of private label strategies in recent years, making private labeling a high-profile topic in 2007. Graybar believes that a distributor should focus on the important role of distribution, rather than circumventing the traditional supplier-distributor relationship to create its own competing brands of products.

We made news this year by taking a visible stand against the practice of private labeling. This clearly demonstrated our commitment to our suppliers and the value we place on preserving strong relationships with them.



"No."

(Graybar takes a public stand on private labeling.)

It has come to our attention that the distribution industry is, in some ways, having an identity crisis. It's started to dabble in the manufacturing business. Suppliers have noticed this development as well. As a distributor, we believe it's critical that we distribute our suppliers' products, not develop and market our own. So, we simply refuse to do it.

The Chain of Trust

We trust our suppliers to build quality products, and they trust us to deliver the right products and solutions to our mutual customers. Together, our industries have formed a lasting relationship. When distribution starts promoting its own labels, the supply chain is weakened. Trust may be quickly lost, right down to the customer. As we all know, that is in no one's best interest.

The Wiser Way

Private labeling benefits just one company and breaks healthy alliances. It may even increase liability to the customer. Done the right way, distribution works to everyone's benefit, and quality products reach our mutual customers. Today, our industry needs this reminder. It comes from an established company that can disregard fads. It comes from an employee-owned company, immune to the pressures of short-term thinking. If our 82 years have taught us anything, it's that distribution should work to your advantage.

GraybaR

In 2007, Graybar took a visible stand against the practice of private labeling.

As we strive to support our suppliers, we look for innovative ways to improve efficiency and drive cost out of the channel. Technology enables us to achieve these objectives. In 2007, a number of electronic commerce solutions facilitated more efficient interaction with our suppliers. For example, Electronic Data Interchange (EDI) between Graybar and suppliers increased in 2007, with the number of invoices received through EDI rising from 65% to 71%, compared to 2006. Utilization of Vendor Managed Inventory (VMI) planning also increased, with additional suppliers and locations participating in programs that reduced transactional costs and improved the flow of material. Visibility of data between Graybar and its suppliers improved in 2007, as we piloted a Supplier Self Service web portal and made improvements in HotKey applications. Graybar also began using the Industry Data Warehouse (IDW) for product cost data in 2007, which improved the accuracy, consistency and timeliness of product and pricing information shared between Graybar and its suppliers.

Training has always been an important factor in Graybar's ability to deliver value to our suppliers. In 2007, hundreds of employees participated in supplier-sponsored product training programs, both in classroom and online formats. The support and involvement of our suppliers also contributed to the success of Graybar's fifteenth annual National Comm/Data Training Conference and sixth annual National Electrical Training Conference. In addition, suppliers played an important role in developing and delivering specialized programs that support Graybar's growth initiatives, such as the CAN-DO automation training and the LightPro lighting training program. At Graybar, we believe that one of the most effective ways to deliver value for our suppliers is by equipping employees with the knowledge and skills to translate their product offerings into customer solutions.

Productivity

(Gross margin per Employee / Stated in thousands)


$ 120
110
100
90
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007

For our Employees' Advantage

Driven by a culture of employee ownership, Graybar has earned a reputation as a company where employees can build successful, long-term careers. At Graybar, we strive to give employees the opportunity to learn, grow and prosper in a company they can be proud to call their own.

We anticipate that recruiting will become more challenging in the years to come, and we have started work on a long-term recruiting strategy. Part of this strategy included the launch of a new employment slogan, "That Works for Me", which simply and clearly highlighted the competitive benefits and career opportunities Graybar offers. We also implemented technology and processes to streamline the employment application process and laid the foundation for further enhancements in 2008. We anticipate that our recruiting strategy will help us communicate the advantages of a career at Graybar, improve the effectiveness of our hiring processes and help new employees make smoother transitions into the organization.


COMMITMENT TO PROMOTING FROM WITHIN
To learn more and to apply online, please:
• Visit Graybar's website at www.graybar.com
• Select "About Us/Careers-Current Openings" from the tool bar
• Use the drop down menu to search by City/State for current opportunities
• Only applications completed through the on-line process will be considered for employment
THAT WORKS FOR ME
GraybaR.
works to your advantage

Graybar is recognized throughout the industry for its commitment to employee training and development. In 2007, employees completed more than 340,000 courses on topics ranging from company procedures to products and new technology. We conducted two Branch

Manager Schools in 2007, with the Corporate Officers taking an active role in facilitating class sessions. We also conducted two Manager, Customer Service Schools, similar in format to the Branch Manager Schools. Both of these programs have been instrumental in connecting managers at the branch level with the company strategy and equipping them to lead their branches successfully.

In recent years, a cornerstone of our leadership development has been the Rutgers-Graybar Supply Chain Management Program, an innovative partnership that combines rigorous academic coursework with real Graybar applications. Our second group of twenty students graduated from this program in November and participants in the third group began their studies in September. Graduates of the program are serving as team advisors, and senior executives take an active role in mentoring and guiding participants through the program.

We introduced a new sales training program in 2007, designed to help our sales force enhance their selling skills by understanding and adapting to customers' changing expectations. Sales managers from the district and branch levels facilitated the program, giving participants the opportunity to learn from their instructors' experience. In addition to training our sales force, we provided customer service representatives with training on service skills, and we also conducted a number of classes in financial analysis for managers throughout the Company.

Along with training and career opportunities, employee and retiree benefits have been an important part of Graybar's value proposition, enabling our people to plan well, invest well and live well. In 2007, Graybar's profit sharing and savings plan was enhanced with the addition of Target Retirement Funds, which provide a simple approach for making investment decisions. The Company's strong performance in 2007 produced a very substantial profit sharing contribution for the year.

In today's business environment, defined benefit pension plans are becoming less common; however, we recognize how valuable



The 2007 graduates of the Rutgers-Graybar Supply Chain Management Program this benefit is and made significant cash contributions to the pension plan during 2007. Our pension plan assets finished the year at nearly $265 million, a record high for our company.

To inform employees about the Company and its strategy, we invested heavily in our employee communications in 2007. We updated our company magazine, the *Outlook*, to make it more engaging for our employees and retirees. We expanded our use of online communications, particularly the use of our internal web portal to keep employees up-to-date on company news. And we conducted our fifth Presidential Advisory Team meeting, where employees from around the Company collaborated with the President to make recommendations for our future.

Managers are essential to Graybar's internal communication strategy and we continued to provide resources to help them better communicate with the employees they manage. Each quarter, the President's web conferences gave managers the opportunity to receive updates on company performance. These conferences were interactive, and participants were encouraged to submit questions prior to and during the conferences. Managers also received briefings in advance of Company announcements regarding significant changes, and they received branch meeting notes to help them hold regular, productive local meetings with employees.

Total Debt *(Stated in thousands)*


$325,000
300,000
275,000
250,000
225,000
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
2003
2004
2005
2006
2007


A Passion For
PEOPLE
Making
Connections:

For our Shareholders' Advantage

2007 was a record year for Graybar. Because of our success, the board of directors declared a 20 percent stock dividend in December. Combined with the quarterly cash dividends totaling 10 percent, shareholders earned a remarkable return on their investment in 2007.

As evidence that our employees have a high level of confidence in the Company and its future, a higher percentage of eligible employees subscribed for a larger percentage of shares in the 2007 annual stock offering, compared to 2006. Employee ownership continues to be an important part of our culture and makes us unique relative to our Fortune 500 peers.

For our Community's Advantage

Graybar employees make a difference in their communities from coast to coast. For the first time, we gathered information on the many ways our employees are involved in their communities. More than 1,900 employees participated in the voluntary study, which indicated that more than 3,000 organizations benefit from the time, talents and donations of our employees.

Many branch and district locations also included community involvement activities in their Employee Ownership Day celebrations, helping make their communities better places to live and work.

STRATEGIC PILLARS: HOW WE EXECUTE

Guided by the Company's mission and vision, we have developed a long-range strategy focused on:

- Profitable Growth
- Continuous Improvement
- Developing People
- Leveraging Technology

Together, these strategic pillars enable us to execute our mission and help Graybar be a healthy and sustainable company for the long term.

Graybar's approach toward profitable growth is based on focused and disciplined organic growth. As we pursued this strategy in 2007, we partnered with our suppliers and targeted our growth initiatives to match our customers' needs and expectations.

Our emphasis on continuous improvement in 2007 helped drive our organic growth strategy and reinforced a positive and productive way of thinking about our business. The Continuous Improvement (CI) Initiative gained momentum, as district CI Leaders facilitated the process of identifying waste, creating solutions and sharing best practices. Throughout the Company, 25 locations initiated 36 continuous improvement projects in 2007, all with the intent to deliver better service to our customers, make better use of the Company's resources and improve our bottom-line results.

Technology also continued to support the Company's strategy by enabling employees to work more efficiently. In addition to the advancements already highlighted, we implemented new technology in 2007 for scanning and entering vendor invoices in accounts payable. This solution minimizes the need for storing hard copies of documents, enables the team to scan invoices much more quickly and can be adapted to manage other types of documents in the Company.

We are leveraging technology in many other ways as well. By moving our networking and communication systems to a Microsoft platform in 2007, we expect to achieve better integration with other business applications while minimizing compatibility issues. During 2007, we also upgraded the SAP Human Resources module to provide enhanced manager and employee self-service capabilities. In addition, we made improvements to our Enterprise Portal application and the Business Warehouse module to enhance our reporting capabilities within SAP.

A select number of locations began using Voice Over IP technology in 2007, which offers the potential for reducing the cost of our voice communications, while adding new features that may improve service and productivity. As this technology evolves, we plan to take advantage of the expected benefits it offers.



Graybar's profitable growth, continuous improvement and ability to leverage technology in 2007 came as a direct result of our employees' hard work and dedication. Employees are Graybar's most valuable asset and we remain committed to helping them reach their potential. In doing so, Graybar will successfully carry out its mission, realize its vision and achieve its strategic purpose.

STRATEGIC PURPOSE:
WHY WE ARE DRIVEN TO SUCCEED

Graybar's employees are driven by a shared purpose: *To be a* ***highly recognized****, progressive company providing* ***gainful employment*** *and* ***quality of life*** *(both while working and into retirement years) with* ***employee ownership*** *as a sense of pride and a way of building personal wealth for the future.*

At Graybar, our personal success is closely tied to our company's success. As owners, we take pride in our company and are especially proud when others recognize our achievements. Local, business and trade publications extensively covered our business results during 2007. Graybar also achieved the #1 ranking in the industry category *Wholesalers: Diversified* in Fortune magazine's annual list of "America's Most Admired Companies". This is the sixth consecutive year Graybar has earned a place on this list, and it is the first time our Company has attained the title *Industry Champion*, which is bestowed on companies rated at the top of their industry category.

For the fifth consecutive year, Graybar was named to *InformationWeek* magazine's prestigious listing of the most innovative users of information technology in the United States. Graybar was specifically recognized in the "20 Great Ideas" section of the *InformationWeek* 500 for its use of a wireless delivery-tracking system.

Graybar is a winning organization, not only for the results we achieved but also for our uncompromising commitment to our customers, suppliers, employees, shareholders and communities. As we look to the future, we will sustain this commitment by finding new and innovative ways to add value for those we serve.

I am proud to be a part of Graybar, and I thank all those who contributed to our remarkable success in 2007.

Robert A. Reynolds, Jr.
Chairman, President and CEO

St. Louis, Missouri
April 2008

FINANCIAL REVIEW

Table of Contents

Company Performance

The following graph shows a five-year comparison of cumulative total returns for the Company, the Standard and Poor's 500 Composite Index, and a Comparable Company Index of companies selected by the Company as being representative of the Company's line of business and is used for comparison purposes in prior years:


Total Shareholders' Return
$225
200
175
150
125
100
75
50
0
S&P 500
Comparable Company Index
Graybar

	2002	2003	2004	2005	2006	2007
S&P 500	$ 100.00	$ 126.38	$ 137.74	$ 141.87	$ 161.20	$ 166.89
Comparable Company Index	$ 100.00	$ 105.88	$ 167.69	$ 198.74	$ 209.08	$ 224.15
Graybar	$ 100.00	$ 110.32	$ 121.70	$ 134.26	$ 155.52	$ 188.73

The comparison above assumes $100.00 invested on December 31, 2002 and reinvestment of dividends (including the $1.10 per share cash dividend paid by the Company on January 2, 2003).

The companies included in the Comparable Company Index are Anixter International Inc., Applied Industrial Technologies, Inc., Building Materials Holding Corporation, W. W. Grainger, Inc., Owens & Minor, Inc., Park-Ohio Holdings Corp., Watsco, Inc., and WESCO International, Inc. Hughes Supply Inc. and Noland Company had previously been included in the Comparable Company Index but have been removed. Both companies have been acquired and no longer report results separately from their parent.

The market value of the Company's stock, in the absence of a public market, assumes continuation of the Company's practice of repurchasing offered securities at $20.00 per share.

Five Year Summary of Selected Consolidated Financial Data

(Stated in thousands except per share data)

For the Years Ended December 31,	2007	2006	2005	2004	2003
Gross sales	$ 5,279,653	$ 5,028,827	$ 4,304,187	$ 4,093,462	$ 3,813,272
Cash discounts	(21,352)	(19,684)	(16,144)	(13,909)	(10,820)
Net Sales	$ 5,258,301	$ 5,009,143	$ 4,288,043	$ 4,079,553	$ 3,802,452
Gross Margin (A)	$ 1,032,318	$ 961,451	$ 811,034	$ 797,010	$ 762,417
Income before Cumulative Effect of Change in Accounting Principle	$ 83,421	$ 57,388	$ 22,398	$ 14,018	$ 8,465
Cumulative effect of change in accounting principle, net of $3,587 tax effect (B)	—	—	(5,634)	—	—
Net Income	$ 83,421	$ 57,388	$ 16,764	$ 14,018	$ 8,465
Net income applicable to common stock (C)	$ 83,421	$ 57,388	$ 16,764	$ 14,017	$ 8,463
Average common shares outstanding (D)	7,888	7,730	7,680	7,912	8,306
Income per share of common stock before cumulative effect of change in accounting principle (D)	$ 10.58	$ 7.42	$ 2.91	$ 1.77	$ 1.02
Cumulative effect of change in accounting principle per share (D)	—	—	(0.73)	—	—
Net Income per share of Common Stock (D)	$ 10.58	$ 7.42	$ 2.18	$ 1.77	$ 1.02
Cash Dividends per Common Share	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Total assets	$ 1,532,028	$ 1,508,246	$ 1,443,387	$ 1,451,372	$ 1,422,130
Long-term debt	$ 115,419	$ 203,869	$ 233,527	$ 205,603	$ 254,381

(A) Reflects the reclassification of outgoing freight from cost of merchandise sold to selling, general and administrative expenses for all periods prior to 2005. Prior to reclassifying outgoing freight, gross margin in 2004 and 2003 was $783,781 and $734,466, respectively.

(B) 2005 results reflect the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51" (FIN 46), and its subsequent revision FIN 46R.

(C) Income applicable to common stock reflects net income less preferred stock dividends.

(D) All periods adjusted for the declaration of a twenty percent (20%) stock dividend declared in December 2007, a ten percent (10%) stock dividend declared in December 2006, and a five percent (5%) stock dividend declared in December 2005. Prior to these adjustments, the average common shares outstanding for 2006, 2005, 2004, and 2003 were 6,442, 5,541, 5,709, and 5,993, respectively.

This summary should be read in conjunction with the accompanying Consolidated Financial Statements and Notes to the Consolidated Financial Statements included elsewhere in this annual report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis provides a narrative on the Company's results of operations, financial condition, liquidity, and cash flows for the three-year period ended December 31, 2007. All dollar amounts are stated in thousands. This discussion should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements included in this Annual Report.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth certain information relating to the operations of the Company stated in thousands of dollars and as a percentage of sales for the years ended December 31, 2007, 2006, and 2005:

For the Years Ended December 31,	**2007**		2006		2005	
	Dollars	**Percent**	Dollars	Percent	Dollars	Percent
Net Sales	**$ 5,258,301**	**100.0 %**	$ 5,009,143	100.0%	$ 4,288,043	100.0%
Cost of merchandise sold	**(4,225,983)**	**(80.4)**	(4,047,692)	(80.8)	(3,477,009)	(81.1)
Gross Margin	**1,032,318**	**19.6**	961,451	19.2	811,034	18.9
Selling, general and administrative expenses	**(838,693)**	**(15.9)**	(814,587)	(16.3)	(715,333)	(16.7)
Depreciation and amortization	**(36,351)**	**(0.7)**	(34,260)	(0.7)	(34,644)	(0.8)
Other income, net	**4,513**	**0.1**	9,418	0.2	3,732	0.1
Income from Operations	**161,787**	**3.1**	122,022	2.4	64,789	1.5
Interest expense	**(17,080)**	**(0.3)**	(23,019)	(0.5)	(26,470)	(0.6)
Income before provision for income taxes and cumulative effect of change in accounting principle	**144,707**	**2.8**	99,003	1.9	38,319	0.9
Provision for income taxes	**(61,286)**	**(1.2)**	(41,615)	(0.8)	(15,921)	(0.4)
Income before Cumulative Effect of Change in Accounting Principle	**83,421**	**1.6**	57,388	1.1	22,398	0.5
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(5,634)	(0.1)
Net Income	**$ 83,421**	**1.6%**	$ 57,388	1.1%	$ 16,764	0.4%

BUSINESS OVERVIEW

The Company experienced moderate sales growth to a new historical high in 2007. This growth in revenue was achieved organically. Significant cash flows from operations resulted from a record level of net income in 2007.

The Company benefited from positive, though slowing, general economic conditions in North America in 2007. Growth in electrical market sales was moderate, though negatively impacted by the continued decline in residential construction throughout much of North America. Higher sales to the comm/data market resulted from the Company's improved competitive performance in this market, coupled with moderate growth in the overall comm/data market.

Strong cash flow from operations in 2007 resulted from a 45.4% increase in net income. The Company funded its capital expenditures with operational cash flow, while also substantially reducing long-term debt. Year-end cash balances remained near historical highs.

Moderate growth in sales and continued profitability is expected for 2008.

2007 Compared to 2006

Net sales totaled $5,258,301 in 2007, compared to $5,009,143 last year, an increase of $249,158, or 5.0%. Increases in net sales were recorded in both of the primary market sectors in which the Company operates. Net sales to the electrical market increased 3.8%, while net sales to the comm/data market rose 8.0% in 2007, compared to 2006.

Gross margin increased $70,867, or 7.4%, to $1,032,318 from $961,451, partly due to higher net sales volumes in 2007 compared to 2006. In addition, the Company's gross margin rate on net sales increased to 19.6% during 2007, up from 19.2% in 2006, primarily due to the return to a more stable product cost environment in 2007 and the Company's ongoing gross margin rate improvement initiatives.

Selling, general and administrative expenses increased $24,106, or 3.0%, to $838,693 in 2007 from $814,587 in 2006, mainly due to increased compensation costs resulting from a modest increase in the number of employees, partially offset by reduced employee benefit, bad debt, legal, and professional expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, general and administrative expenses as a percentage of sales were 15.9% in 2007, compared to 16.3% in 2006.

Depreciation and amortization expenses in 2007 increased to $36,351 from $34,260 in 2006. The increase was due to higher average balances of property, at cost, and higher amortization expenses on capital leases.

Other income, net totaled $4,513 in 2007, compared to $9,418 in 2006. Other income, net for 2007 included gains on the disposal of property of $1,483, property impairment losses of $(1,727), and interest income and trade receivable interest charges to customers of $4,757. Other income, net in 2006 included net gains on the disposal of property of $8,820 and a property impairment loss of $(2,575). Trade receivable interest charges to customers and other interest income accounted for the remaining $3,173 of other income, net in 2006.

Income from operations totaled $161,787 in 2007, an increase of $39,765, or 32.6%, from $122,022 in 2006. The increase was due to higher gross margin, partially offset by higher selling, general and administrative expenses, higher depreciation and amortization expenses, and lower other income, net.

Interest expense declined $5,939, or 25.8%, to $17,080 in 2007 from $23,019 in 2006. This reduction was mainly due to lower levels of outstanding short- and long-term debt in 2007, compared to 2006.

The increase in gross margin, combined with increased selling, general and administrative expenses, higher depreciation and amortization expenses, lower other income, net, and lower interest expense, resulted in pre-tax earnings of $144,707 for the year ended December 31, 2007, an increase of $45,704, or 46.2%, compared to the year ended December 31, 2006.

The Company's total provision for income taxes increased $19,671 to $61,286 for the year ended December 31, 2007 as a result of higher pre-tax earnings. The Company's effective tax rate increased to 42.4% for the year ended December 31, 2007, up from 42.0% in 2006. The 2007 and 2006 effective tax rates were higher than the 35.0% U.S. federal statutory rate primarily due to state and local income taxes.

Net income for 2007 increased $26,033, or 45.4%, to $83,421 in 2007 from $57,388 in 2006.

2006 Compared to 2005

Net sales totaled $5,009,143 in 2006, compared to $4,288,043 in 2005, an increase of $721,100, or 16.8%. Significant increases in net sales were recorded in both of the primary market sectors in which the Company operates. Net sales to the electrical market increased 16.6%, while net sales to the comm/data market rose 17.0% in 2006, compared to 2005.

The increase in net sales was largely attributable to the Company's improved competitive performance and positive general economic conditions in North America during 2006. Significant inflation in the price of copper-based products, mainly wire and cable, also positively impacted net sales. Electrical market net sales were particularly strong in the construction sector. Growth in the overall comm/data market accelerated in 2006 and, coupled with the Company's improved penetration of this market, resulted in higher net sales to comm/data customers.

Gross margin increased $150,417, or 18.5%, due to the higher net sales volume in 2006, compared to 2005. The Company's gross margin rate on net sales increased to 19.2% during 2006, up from 18.9% in 2005.

Selling, general and administrative expenses increased $99,254, or 13.9%, to $814,587 in 2006 from $715,333 in 2005. Selling, general and administrative expenses as a percentage of sales were 16.3% in 2006, compared to 16.7% in 2005. The increase was mainly due to increased employee compensation and benefit expenses, including incentive compensation, totaling approximately $92,000.

Depreciation and amortization expenses in 2006 decreased slightly to $34,260 from $34,644 in 2005, mainly due to lower amortization on capital leases.

Other income, net of $9,418 in 2006 included net gains on the disposal of property of $8,820 and property impairment losses of $(2,575). Trade receivable interest charges to customers and other interest income accounted for the remaining $3,173 of other income, net in 2006. Other income, net in 2005 included net gains on the disposal of property of $1,818 and trade receivable interest charges to customers of $1,124.

Income from operations totaled $122,022 in 2006, an increase of $57,233, or 88.3%, from $64,789 in 2005. The increase was due to higher gross margin and other income, net, and lower depreciation and amortization expenses, partially offset by higher selling, general and administrative expenses.

Interest expense declined $3,451, or 13.0%, to $23,019 in 2006 from $26,470 in 2005. This reduction was mainly due to lower levels of outstanding short- and long-term debt.

The combination of increased gross margin, other income, net, and selling, general and administrative expenses, coupled with lower depreciation and amortization expenses and lower interest expense, resulted in pre-tax earnings of $99,003 for the year ended December 31, 2006, an increase of $60,684, or 158.4%, compared to the year ended December 31, 2005.

The Company's total provision for income taxes increased $25,694 to $41,615 for the year ended December 31, 2006 as a result of higher pre-tax earnings. The Company's effective tax rate increased to 42.0% for the year ended December 31, 2006, up from 41.5% in 2005. The 2006 and 2005 effective tax rates were higher than the 35.0% U.S. federal statutory rate primarily due to state and local income taxes.

Net income for 2006 increased $40,624, or 242.3%, to $57,388 from $16,764 in 2005. A portion of the increase was attributable to the cumulative effect of change in accounting principle of $(5,634), net of income tax effect of $3,587, recorded by the Company in 2005 as a consequence of the adoption of FIN 46, and its subsequent revision, FIN 46R.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Liquidity

The Company has historically funded its capital requirements using cash flow provided by operations, stock issuances to its employees, and long-term debt.

Cash Flow Information For the Years Ended December 31,

December 31,	2007	2006	2005
Net cash flow provided by operations	**$ 94,430**	$ 160,319	$ 77,049
Capital expenditures	**(27,123)**	(45,494)	(30,233)
Net cash flow used by investing activities	**(15,668)**	(32,897)	(4,308)
Net cash flow used by financing activities	**(64,805)**	(84,286)	(73,628)

Operating Activities

Cash provided by operations was $94,430 in 2007, compared to $160,319 in 2006 and $77,049 in 2005. The decrease in cash flow from operations in 2007 compared to 2006 was primarily the result of increased income before the cumulative effect of change in accounting principle of $83,421 and an increase in trade accounts payable of $11,627, partially offset by an increase in trade receivables of $4,679, an increase in merchandise inventory of $11,597, and a decrease in other current and non-current liabilities totaling $32,565. The increase in trade receivables resulted primarily from the increase in sales experienced by the Company. The average number of days of sales in trade receivables at December 31, 2007 decreased moderately from the average number of days at December 31, 2006. Merchandise inventory levels were higher at December 31, 2007 when compared to December 31, 2006. Average inventory turnover improved modestly when comparing December 31, 2007 to December 31, 2006. Current assets exceeded current liabilities by $394,291 at December 31, 2007, down $21,174 from $415,465 at December 31, 2006.

Investing Activities

Capital expenditures for property were $27,123, $45,494, and $30,233, and proceeds from the disposal of property were $10,912, $11,887, and $25,036, for the years ended December 31, 2007, 2006, and 2005, respectively. The proceeds received resulted primarily from the sale of real property. Cash received from the Company's investment in joint venture was $543, $710, and $889, for the years ended December 31, 2007, 2006, and 2005, respectively, and relates to its investment in Graybar Financial Services.

Financing Activities

The excess of cash provided by operations over investing activities, as well as a $5,534 increase in short-term borrowings, enabled the Company to reduce long-term debt (including current portion) by $60,286 and capital lease obligations by $422. Reductions in short- and long-term debt (including current portion) during 2006 totaled $74,128.

Cash provided by the sale of common stock amounted to $9,890, $7,401, and $5,215, and purchases of treasury stock were $6,436, $6,123, and $5,803 for the years ended December 31, 2007, 2006, and 2005, respectively. Dividends paid were $12,444, $11,436, and $11,118 for the years ended December 31, 2007, 2006, and 2005, respectively.

Liquidity

The Company had a revolving credit agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) that consisted of an unsecured $150,000, 364-day facility that was to have expired in July 2007. Prior to expiration, the Company executed a new, unsecured LIBOR-based revolving credit agreement that consists of a $200,000 five-year facility expiring in May 2012. There were no amounts outstanding under the credit agreements at December 31, 2007 and 2006.

At December 31, 2007 and 2006, the Company had a $215,000 trade receivable securitization program that expires in October 2009. The trade receivable securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation (GCC), a wholly-owned, bankruptcy-remote, special-purpose subsidiary. GCC sells an undivided interest in the trade receivables to an unrelated multi-seller commercial paper conduit. The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the trade receivables through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the trade receivables and related debt are included in the accompanying consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. There were no borrowings outstanding under the trade receivable securitization program at December 31, 2007 and 2006.

At December 31, 2007, the Company had available to it unused lines of credit amounting to $436,575 compared to $377,076 at December 31, 2006. These lines are available to meet the short-term cash requirements of the Company and certain committed lines of credit have annual fees of up to 50 basis points (0.5%) of the committed lines of credit.

Short-term borrowings outstanding during 2007 and 2006 ranged from a minimum of $14,027 and $13,667 to a maximum of $49,560 and $140,924, respectively. The average daily amount of borrowings outstanding under short-term credit agreements during 2007 and 2006 amounted to approximately $20,000 and $82,000 at weighted-average interest rates of 5.57% and 5.31%, respectively. The weighted-average interest rate for amounts outstanding at December 31, 2007 was 6.00%.

The credit agreement, the trade receivable securitization program, and certain other note agreements have various covenants that limit the Company's ability to make investments, pay dividends, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreements. The Company was in compliance with all covenants as of December 31, 2007 and 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company had two lease arrangements with an independent lessor, which provided $58,777 of financing for eight of the Company's distribution facilities. The agreements carried five-year terms expiring July 2008 and December 2009. The Company terminated the lease arrangement expiring in December 2009 on September 28, 2007 by exercising its purchase option. The independent lessor conveyed clear title to three distribution facilities to the Company in exchange for a cash payment of $30,479, which included the outstanding principal owed on the three properties totaling $30,057, unpaid interest, and other closing costs.

The Company has the option, with the consent of the lessor's lenders, to renew the remaining lease for an additional five-year term or to purchase the property for a price including the outstanding lease balance. If the Company elects not to renew the lease or purchase the property, or such lenders refuse to consent to a renewal, the Company may elect to remarket the property and arrange for its sale to a third party.

The financing structure used in this lease arrangement qualifies as a silo of a variable interest entity and therefore is accounted for under FIN 46. As of December 31, 2007, the consolidated silo included in the Company's financial statements has a net property balance of $17,203, long-term debt of $27,715, and a minority interest of $1,005. At December 31, 2006, the consolidated silos included in the Company's financial statements had a net property balance of $42,536, long-term debt of $56,720, and a minority interest of $2,057.

Under the terms of the remaining lease arrangement, the Company's maximum exposure to loss at December 31, 2007, in respect of the properties subject to the lease arrangement, is $24,412, the amount guaranteed by the Company as the residual fair value of the property.

Contractual Obligations and Commitments

The Company has the following contractual obligations as of December 31, 2007:

	Total	2008	2009 and 2010	2011 and 2012	2013 and Beyond
Long-term debt obligations	$200,990	$ 70,961	$ 79,085	$43,313	$ 7,631
Capital lease obligations	2,299	563	1,126	610	—
Operating lease obligations	97,206	26,964	33,446	14,507	22,289
Purchase obligations	623,827	623,827	—	—	—
Total	$924,322	$722,315	$113,657	$58,430	$29,920

Long-term debt and capital lease obligations consist of both principal and interest payments.

Purchase obligations consist primarily of open inventory purchase orders made in the normal course of business. Many of these obligations may be cancelled with limited or no financial penalties.

The preceding table does not include $53,738 of accrued, unfunded pension cost, $91,927 of accrued, unfunded employment-related benefits cost, of which $84,436 is related to the Company's postretirement benefit plan, and $6,945 in contingent payments for uncertain tax positions because it is not certain when these obligations will be settled or paid.

The Company also expects to make contributions totaling approximately $33,300 to its defined benefit pension plan during 2008 that are not included in the table.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 1 in notes to the consolidated financial statements). The Company believes the following accounting policies have the potential to have a more significant impact on its financial statements either because of the significance of the financial statement item to which they relate or because they involve a higher degree of judgment and complexity.

Revenue Recognition

Revenue is recognized when evidence of a customer arrangement exists, prices are fixed and determinable, and product title, ownership and risk of loss transfers to the customer. Revenues recognized are primarily for product sales, but also include freight and handling charges. The Company's standard shipping terms are FOB shipping point, under which, product title passes to the customer at the time of shipment. The Company does, however, fulfill some customer orders based on shipping terms of FOB destination, whereby title passes to the customer at the time of delivery. Revenue is reported net of all taxes assessed by governmental authorities as a result of revenue-producing transactions, primarily sales tax.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances to reflect the expected uncollectibility of trade receivables based on past collection history, the economic environment, and specific risks identified in the receivables portfolio. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of the Company's customers were to deteriorate.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109). Under this standard, the Company determines its deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of its assets and liabilities using enacted applicable tax rates. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for (benefit from) income taxes in its consolidated financial statements.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (FIN 48), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages. The Company has accrued $2,807 and $2,002 in interest and penalties in its statement of financial position at December 31, 2007 and 2006, respectively. Interest was computed on the difference between the provision for income taxes recognized in accordance with FIN 48 and the amount of benefit previously taken or expected to be taken in the Company's federal, state, and local income tax returns.

Merchandise Inventory

The Company values its inventories at the lower of cost (determined using the last-in, first-out (LIFO) cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current revenues. In assessing the ultimate realization of inventories, the Company makes judgments as to its return rights to suppliers and future demand requirements. If actual future demand, market conditions, or supplier return provisions are less favorable than those projected by management, additional inventory write-downs may be required.

Pension Plan

The Company's pension plan expense and obligations are determined based on the selection of certain assumptions, the most significant of which are the expected long-term rate of return on plan assets and the discount rate used to discount plan liabilities. While management believes that the assumptions selected by the Company are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension plan obligation and future pension expense. For the years 2007 and 2006, the Company's expected long-term rate of return on plan assets was 8.00%. The discount rate used to discount plan liabilities was changed to 6.00% at December 31, 2007, up from 5.75% at December 31, 2006. The Company has elected to continue to use an expected long-term rate of return on plan assets of 8.00% for 2008. The Company expects 2008 pension expense to be approximately $22,000.

Supplier Volume Incentives

The Company's agreements with many of its suppliers provide for the Company to earn volume incentives based on purchases during the agreement period. These agreements typically provide for the incentives to be paid in arrears. The Company estimates amounts to be received from suppliers at the end of each reporting period based on the earnout level that the Company believes is probable of being achieved. The Company records the incentive ratably over the year as a reduction of cost of merchandise sold as the related inventory is sold. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized using a cumulative catch-up adjustment. Actual amounts of incentives received have historically been within management's estimates. In the event that the operating performance of the Company's suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

NEW ACCOUNTING STANDARDS

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141R). This statement replaces FASB Statement No. 141, "Business Combinations", and will change the accounting treatment and disclosure for certain specific items in a business combination. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, if the Company were to engage in a business combination, it will be recorded and disclosed following existing U.S. generally accepted accounting principles until January 1, 2009. SFAS 141R may have an impact on the accounting for business combinations, if any, the Company may consummate after SFAS 141R is adopted.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51" (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company has not completed its evaluation of the potential impact of the adoption of SFAS 160 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities -

Management's Discussion and Analysis of Financial Condition and Results of Operations

Including an amendment of FASB Statement No. 115" (SFAS 159), which permits an entity to measure certain financial assets and liabilities at fair value. The statement's objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. This statement became effective for fiscal years beginning after November 15, 2007 and is to be applied prospectively. SFAS 159 is not expected to have a material effect on the Company's financial statements for the fiscal year ending December 31, 2008.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132R" (SFAS 158). This statement requires that a company recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans on its balance sheet and measure benefit plan assets and benefit obligations as of the Company's balance sheet date. The portion of this statement related to recognizing a net liability or asset for the funded status became effective for fiscal years ending after June 15, 2007 for employers, such as the Company, that do not issue publicly-traded securities. Upon the adoption of SFAS 158 at December 31, 2007, the Company recorded an after-tax charge to accumulated other comprehensive loss of $73,707. The requirements related to the measurement date of the assets and benefit obligations will be effective for fiscal years ending after December 15, 2008. The Company currently uses its year-end balance sheet date as its measurement date as required by SFAS 158.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). This statement does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. This statement becomes effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Subsequent to the issuance of SFAS 157, the FASB issued Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) for fiscal years beginning after November 15, 2008.

In addition, the FASB issued Staff Position No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1), on February 14, 2008. FSP 157-1 amends SFAS 157 to exclude FASB Statement No. 13, "Accounting for Leases" (SFAS 13), and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. The Company does not expect that its adoption of SFAS 157, FSP 157-2, the deferral related to nonfinancial assets and nonfinancial liabilities, and FSP 157-1, the amendment regarding applicability to leases, will have a material effect on its financial statements.

The FASB issued FIN 48 in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. Under FIN 48, the Company had $6,980 of unrecognized tax benefits recorded in its statement of financial position as of January 1, 2007. Of this amount, $406 was recorded as a reduction to the January 1, 2007 balance of retained earnings. The Company's unrecognized tax benefits of $6,945 as of December 31, 2007 are uncertain tax positions that would impact the Company's effective tax rate if recognized.

Cautionary Statement About Forward-Looking Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the year ended December 31, 2007, included in our Annual Report on Form 10-K for such period as filed with the U.S. Securities and Exchange Commission, should be read in conjunction with our accompanying audited consolidated financial statements and the notes thereto.

This document contains forward-looking statements (as such term is defined in the federal securities laws) and is based on current expectations, which involve risks and uncertainties. The results herein are not necessarily indicative of the results to be expected in any future periods. Actual results and the timing of events could differ materially from the forward-looking statements as a result of certain factors, a number of which are outlined in Item 1A., "Risk Factors", of the Annual Report on Form 10-K.

Consolidated Statements of Income

(Stated in thousands except per share data)

For the Years Ended December 31,	2007	2006	2005
Net Sales	**$ 5,258,301**	$ 5,009,143	$ 4,288,043
Cost of merchandise sold	**(4,225,983)**	(4,047,692)	(3,477,009)
Gross Margin	**1,032,318**	961,451	811,034
Selling, general and administrative expenses	**(838,693)**	(814,587)	(715,333)
Depreciation and amortization	**(36,351)**	(34,260)	(34,644)
Other income, net	**4,513**	9,418	3,732
Income from Operations	**161,787**	122,022	64,789
Interest expense	**(17,080)**	(23,019)	(26,470)
Income before provision for income taxes and cumulative effect of change in accounting principle	**144,707**	99,003	38,319
Provision for income taxes:			
Current	**(41,922)**	(47,563)	(3,885)
Deferred	**(19,364)**	5,948	(12,036)
Total provision for income taxes	**(61,286)**	(41,615)	(15,921)
Income before Cumulative Effect of Change in Accounting Principle	**83,421**	57,388	22,398
Cumulative effect of change in accounting principle, net of $3,587 tax effect	—	—	(5,634)
Net Income	**$ 83,421**	$ 57,388	$ 16,764
Income per share of common stock before cumulative effect of change in accounting principle (A)	**$ 10.58**	$ 7.42	$ 2.91
Cumulative effect of change in accounting principle per share (A)	—	—	(0.73)
Net Income per share of Common Stock (A)	**$ 10.58**	$ 7.42	$ 2.18

(A) Adjusted for the declaration of a twenty percent (20%) stock dividend in 2007. Prior to the adjustment, the average common shares outstanding were 6,442 and 6,400 for the years ended December 31, 2006 and 2005, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

(Stated in thousands except share and per share data)

December 31,			2007	2006
ASSETS				
Current Assets				
Cash and cash equivalents			**$ 66,167**	$ 52,210
Trade receivables (less allowances of $8,248 and $8,522, respectively)			**702,869**	698,190
Merchandise inventory			**397,076**	385,479
Other current assets			**20,135**	19,302
Total Current Assets			**1,186,247**	1,155,181
Property, at cost				
Land			**42,633**	44,135
Buildings			**310,120**	311,148
Furniture and fixtures			**162,445**	158,757
Software			**76,906**	76,906
Capital leases			**2,413**	2,413
Total Property, at cost			**594,517**	593,359
Less—accumulated depreciation and amortization			**(286,549)**	(267,013)
Net Property			**307,968**	326,346
Other Non-current Assets			**37,813**	26,719
Total Assets			**$1,532,028**	$1,508,246
LIABILITIES				
Current Liabilities				
Short-term borrowings			**$ 19,201**	$ 13,667
Current portion of long-term debt			**60,061**	32,319
Trade accounts payable			**515,035**	503,408
Accrued payroll and benefit costs			**117,283**	112,549
Other accrued taxes			**12,766**	13,010
Dividends payable			**7,327**	6,494
Other current liabilities			**60,283**	58,269
Total Current Liabilities			**791,956**	739,716
Postretirement Benefits Liability			**75,436**	74,447
Pension Liability			**52,938**	43,449
Long-term Debt			**115,419**	203,869
Other Non-current Liabilities			**16,662**	4,042
Total Liabilities			**1,052,411**	1,065,523
SHAREHOLDERS' EQUITY				
	Shares at December 31,			
Capital Stock	**2007**	2006		
Common, stated value $20.00 per share,				
Authorized	**15,000,000**	15,000,000		
Issued to voting trustees	**6,313,724**	6,158,008		
Issued to shareholders	**1,652,392**	291,703		
In treasury, at cost	**(34,481)**	(10,722)		
Outstanding Common Stock	**7,931,635**	6,438,989	**158,633**	128,780
Common shares subscribed	**557,704**	506,662	**11,154**	10,133
Less—subscriptions receivable	**(557,704)**	(506,662)	**(11,154)**	(10,133)
Retained Earnings			**386,217**	342,878
Accumulated Other Comprehensive Loss			**(65,233)**	(28,935)
Total Shareholders' Equity			**479,617**	442,723
Total Liabilities and Shareholders' Equity			**$1,532,028**	$1,508,246

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Stated in thousands)

For the Years Ended December 31,	2007	2006	2005
Cash Flows from Operations			
Income before cumulative effect of change in accounting principle	**$ 83,421**	$ 57,388	$ 22,398
Adjustments to reconcile income before cumulative effect of change in accounting principle to cash provided by operations:			
Depreciation and amortization	**36,351**	34,260	34,644
Deferred income taxes	**19,364**	(5,948)	12,036
Net gains on disposal of property	**(1,483)**	(8,820)	(1,818)
Losses on impairment of property	**1,727**	2,575	—
Changes in assets and liabilities:			
Trade receivables	**(4,679)**	(64,210)	(9,252)
Merchandise inventory	**(11,597)**	42,648	45,085
Other current assets	**(833)**	(3,715)	10,792
Other non-current assets	**(11,637)**	9,341	(8,484)
Trade accounts payable	**11,627**	42,860	(29,635)
Accrued payroll and benefit costs	**4,734**	45,838	2,036
Other current liabilities	**(12,817)**	12,513	(7,494)
Other non-current liabilities	**(19,748)**	(4,411)	6,741
Total adjustments to income before cumulative effect of change in accounting principle	**11,009**	102,931	54,651
Net cash flow provided by operations	**94,430**	160,319	77,049
Cash Flows from Investing Activities			
Proceeds from disposal of property	**10,912**	11,887	25,036
Capital expenditures for property	**(27,123)**	(45,494)	(30,233)
Investment in joint venture	**543**	710	889
Net cash flow used by investing activities	**(15,668)**	(32,897)	(4,308)
Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	**5,534**	(42,243)	(11,847)
Repayment of long-term debt	**(60,927)**	(31,885)	(48,803)
Principal payments under capital leases	**(422)**	—	(1,272)
Sale of common stock	**9,890**	7,401	5,215
Purchases of treasury stock	**(6,436)**	(6,123)	(5,803)
Dividends paid	**(12,444)**	(11,436)	(11,118)
Net cash flow used by financing activities	**(64,805)**	(84,286)	(73,628)
Net Increase (Decrease) in Cash	**13,957**	43,136	(887)
Cash, Beginning of Year	**52,210**	9,074	9,961
Cash, End of Year	**$ 66,167**	$ 52,210	$ 9,074
Supplemental Cash Flow Information:			
Cash Paid for Interest	**$ 17,583**	$ 23,644	$ 26,669
Cash Paid for Income Taxes	**$ 57,472**	$ 40,114	$ 13,767

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

(Stated in thousands)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2004	$ 110,967	$ 308,780	$ (27,383)	$ 392,364
Net income		16,764		16,764
Currency translation adjustments			1,191	1,191
Unrealized gain from interest rate swap (net of tax of $587)			935	935
Minimum pension liability (net of tax of $11,518)			(18,091)	(18,091)
Comprehensive income				799
Stock issued	5,215			5,215
Stock repurchased	(5,803)			(5,803)
Dividends declared	5,469	(16,609)		(11,140)
Balance, December 31, 2005	$ 115,848	$ 308,935	$ (43,348)	$ 381,435
Net income		57,388		57,388
Currency translation adjustments			(317)	(317)
Unrealized gain from interest rate swap (net of tax of $338)			533	533
Minimum pension liability (net of tax of $9,348)			14,197	14,197
Comprehensive income				71,801
Stock issued	7,401			7,401
Stock repurchased	(6,123)			(6,123)
Dividends declared	11,654	(23,445)		(11,791)
Balance, December 31, 2006	$ 128,780	$ 342,878	$ (28,935)	$ 442,723
Cumulative impact of change in accounting for uncertainties in income taxes (Note 2)		(406)		(406)
January 1, 2007, as adjusted	128,780	342,472	(28,935)	442,317
Net income		83,421		83,421
Currency translation adjustments			6,699	6,699
Unrealized loss from interest rate swap (net of tax of $355)			(557)	(557)
Minimum pension liability (net of tax of $19,599)			31,267	31,267
Comprehensive income				120,830
Adoption of SFAS 158 (net of tax of $46,927) (Note 5)			(73,707)	(73,707)
Stock issued	9,890			9,890
Stock repurchased	(6,436)			(6,436)
Dividends declared	26,399	(39,676)		(13,277)
Balance, December 31, 2007	**$ 158,633**	**$ 386,217**	**$ (65,233)**	**$ 479,617**

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Stated in thousands except share and per share data)

1. Summary of Significant Accounting Policies

Description of Business

Graybar Electric Company, Inc. ("Graybar" or the "Company") is a New York Corporation, incorporated in 1925. The Company is engaged in the distribution of electrical, telecommunications and networking products and the provision of related supply chain management and logistics services, primarily to construction contractors, industrial plants, telephone companies, power utilities, federal, state and local governments, and commercial users in North America. All products sold by the Company are purchased by the Company from others. The Company's business activity is primarily with customers in the United States. The Company also has subsidiary operations with distribution facilities in Canada, Puerto Rico and Mexico.

Principles of Consolidation

The consolidated financial statements include the accounts of Graybar Electric Company, Inc. and its subsidiary companies. All material intercompany balances and transactions have been eliminated. Certain reclassifications of prior year amounts have been made to conform to the 2007 presentation.

Revenue Recognition

Revenue is recognized when evidence of a customer arrangement exists, prices are fixed and determinable, and product title, ownership and risk of loss transfers to the customer. Revenues recognized are primarily for product sales, but also include freight and handling charges. The Company's standard shipping terms are FOB shipping point, under which, product title passes to the customer at the time of shipment. The Company does, however, fulfill some customer orders based on shipping terms of FOB destination, whereby title passes to the customer at the time of delivery. Revenue is reported net of all taxes assessed by governmental authorities as a result of revenue-producing transactions, primarily sales tax.

Outgoing Freight Expenses

The Company records certain outgoing freight expenses as a component of selling, general and administrative expenses. These costs totaled $48,314, $46,942, and $43,799 for the years ended December 31, 2007, 2006, and 2005, respectively.

Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company accounts for cash on hand, deposits in banks, and other short-term, highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances to reflect the expected uncollectibility of trade receivables based on past collection history, the economic environment, and specific risks identified in the receivables portfolio. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of the Company's customers were to deteriorate.

The following table summarizes the activity in the allowances for doubtful accounts and cash discounts:

	Beginning Balance	Provision (Charged to Income)	Write-offs (Deductions)	Ending Balance
For the Year Ended December 31, 2007:				
Allowance for cash discounts	$ 1,305	$ 21,352	$ (21,112)	$ 1,545
Allowance for doubtful accounts	7,217	4,287	(4,801)	6,703
Total	$ 8,522	$ 25,639	$ (25,913)	$ 8,248
For the Year Ended December 31, 2006:				
Allowance for cash discounts	$ 1,024	$ 19,684	$ (19,403)	$ 1,305
Allowance for doubtful accounts	6,502	8,759	(8,044)	7,217
Total	$ 7,526	$ 28,443	$ (27,447)	$ 8,522
For the Year Ended December 31, 2005:				
Allowance for cash discounts	$ 981	$ 16,144	$ (16,101)	$ 1,024
Allowance for doubtful accounts	7,323	5,956	(6,777)	6,502
Total	$ 8,304	$ 22,100	$ (22,878)	$ 7,526

Notes to Consolidated Financial Statements
(Stated in thousands except share and per share data)

Merchandise Inventory

The Company's inventory is stated at the lower of cost (determined using the last-in, first-out (LIFO) cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current revenues. Had the first-in, first-out (FIFO) method been used, inventory would have been approximately $112,777 and $109,773 greater than reported under the LIFO method at December 31, 2007 and 2006, respectively. The Company did not liquidate any portion of previously created LIFO layers in 2007. In 2006 and 2005, the Company liquidated portions of previously created LIFO layers resulting in decreases in cost of goods sold of $(10,176) and $(5,015), respectively.

The Company makes provisions for obsolete or slow-moving inventories as necessary to reflect reduction in inventory value. Reserves for excess and obsolete inventories were $5,400 and $6,560 at December 31, 2007 and 2006, respectively. The total net reserve expense related to excess and obsolete inventories, included in cost of goods sold, was $(1,160), $2,900, and $2,060 for 2007, 2006, and 2005, respectively.

Supplier Volume Incentives

The Company's agreements with many of its suppliers provide for the Company to earn volume incentives based on purchases during the agreement period. These agreements typically provide for the incentives to be paid in arrears. The Company estimates amounts to be received from suppliers at the end of each reporting period based on the earnout level that the Company believes is probable of being achieved. The Company records the incentive ratably over the year as a reduction of cost of merchandise sold as the related inventory is sold. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized using a cumulative catch-up adjustment. Actual amounts of incentives received have historically been within management's estimates. In the event that the operating performance of the Company's suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

Property and Depreciation

The Company provides for depreciation and amortization using the straight-line method over the following estimated useful lives of the assets:

Classification	Estimated Useful Life
Buildings	42 years
Permanent fixtures—leased property	Over the shorter of the asset's life or the lease term
Furniture, fixtures, equipment and software	4 to 14 years
Capital leases	Over the shorter of the asset's life or the lease term

Depreciation expense was $24,168, $23,088, and $21,977 in 2007, 2006, and 2005, respectively.

At the time property is retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other income, net.

Property under capital leases, consisting primarily of computer equipment, is recorded in property with the corresponding obligations carried in long-term debt. The amount capitalized is the present value at the beginning of the lease term of the aggregate future minimum lease payments.

Maintenance and repairs are expensed as incurred. Major renewals and betterments that extend the life of property are capitalized.

The Company capitalizes interest expense on major construction and development projects while in progress. Interest capitalized in 2007, 2006, and 2005 was $21, $144, and $47, respectively.

The Company capitalizes qualifying internal and external costs incurred to develop or obtain software for internal use during the application development stage. Costs incurred during the pre-application development and post-implementation stages are expensed as incurred. The Company capitalized $1,588 and $799 in 2007 and 2006, respectively, and the amount is recorded in furniture and fixtures.

Unamortized software totaled $32,345 and $42,305 at December 31, 2007 and 2006, respectively. The estimated useful life of capitalized software is eight years.

The company had various properties listed for sale in 2007 and 2006. The net book value of some of these properties exceeded the expected selling price less estimated selling expenses. The Company determined that the expected sales of these various properties met the recognition criteria for assets held for sale as outlined in Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). In accordance therewith, the Company recorded impairment losses totaling $(1,727) and $(2,575) to account for the expected losses on the sale of these properties for the years ended December 31, 2007 and 2006, respectively. The impairment losses are included in other income, net in the consolidated statements of income for the years ended December 31, 2007 and 2006. The properties listed for sale in 2006 were sold in 2007, and as required by SFAS 144, the associated gain or loss that resulted from the sale of those assets that was not previously recognized was recognized as of the date of the sale. The remaining property listed for sale at December 31, 2007 is expected to be sold within the year.

Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade receivables. The Company performs ongoing credit evaluations of its customers and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances for potential credit losses and such losses historically have been within management's expectations.

Derivative Financial Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138 and SFAS No. 149, requires the Company to recognize all derivative instruments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands except share and per share data)

on the balance sheet at fair value. The Company has entered into an interest rate swap agreement that effectively converts its floating rate payments to a fixed-rate basis. The Company manages interest rates on amounts due under certain lease arrangements through its swap agreement. The Company's interest rate swap agreement is designated as a cash flow hedge.

On an ongoing basis, the Company reflects the current fair value of the interest rate swap on its balance sheet. At December 31, 2007 and 2006, the Company has recorded a liability of $(4,072) and $(3,160), respectively, in other current liabilities on the consolidated balance sheet for the fair value of the swap. The effective portion of the related gains or losses on the swap are deferred in accumulated other comprehensive loss. No ineffectiveness was recorded in the consolidated statements of income during 2007, 2006, and 2005. Unrealized (loss) gains (net of tax) of $(557), $533, and $935 related to the swap were recorded in accumulated other comprehensive loss during the years ended December 31, 2007, 2006, and 2005, respectively. At December 31, 2007 an unrealized net loss of $(2,489) (net of tax) is recorded in accumulated other comprehensive loss. These deferred gains and losses are recognized in income in the period in which the related interest payments being hedged are recognized in expense.

Goodwill

The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets", under which goodwill and indefinite-lived intangible assets are not amortized, but rather tested annually for impairment. Goodwill is reviewed annually in the fourth quarter and/or when circumstances or other events might indicate that impairment may have occurred. The annual impairment test involves a comparison of the estimated fair value of a reporting unit to its carrying amount. The fair value is determined on a variety of assumptions including estimated future cash flows of the reporting unit and discount rates. As of December 31, 2007, the Company has completed its annual impairment test and concluded that there is no impairment of the Company's goodwill. At December 31, 2007 and 2006, the Company had $6,680 of goodwill included in other non-current assets on its consolidated balance sheets.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Under this standard, the Company determines its deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of its assets and liabilities using enacted applicable tax rates. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for (benefit from) income taxes in its consolidated financial statements. The Company classifies interest and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages.

New Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141R). This Statement replaces FASB Statement No. 141, "Business Combinations", and will change the accounting treatment and disclosure for certain specific items in a business combination. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, if the Company were to engage in a business combination, it will be recorded and disclosed following existing U.S. GAAP until January 1, 2009. SFAS 141R may have an impact on the accounting for business combinations, if any, the Company may consummate after SFAS 141R is adopted.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51" (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company has not completed its evaluation of the potential impact of the adoption of SFAS 160 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115", which permits an entity to measure certain financial assets and liabilities at fair value. The statement's objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. This statement became effective for fiscal years beginning after November 15, 2007 and is to be applied prospectively. The Company does not expect that this statement will have a material effect on the Company's financial statements for the period ending December 31, 2008.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). This statement requires that a company recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans on its balance sheet and measure benefit plan assets and benefit obligations as of the Company's balance sheet date. The portion of this statement related to recognizing a net liability or asset for the funded status became effective for fiscal years ending after June 15, 2007 for employers, such as the Company, that do not issue publicly-traded securities. Upon the adoption of SFAS 158 at December 31, 2007, the Company recorded an after-tax charge to accumulated other comprehensive loss of $73,707. The requirements related to the measurement date of the assets and benefit obligations will be effective for fiscal years ending after December 15, 2008. The Company currently uses its year-end balance sheet date as the measurement date as required by SFAS 158.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands except share and per share data)

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). This statement does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. This statement becomes effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Subsequent to the issuance of SFAS 157, the FASB issued Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) for fiscal years beginning after November 15, 2008.

In addition, the FASB issued Staff Position No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1), on February 14, 2008. FSP 157-1 amends SFAS 157 to exclude FASB Statement No. 13, "Accounting for Leases" (SFAS 13), and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. The Company does not expect that its adoption of SFAS 157, FSP 157-2, the deferral related to nonfinancial assets and nonfinancial liabilities, and FSP 157-1, the amendment regarding the applicability of SFAS 157 to leases, will have a material effect on its financial statements.

The FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109" (FIN 48), in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. A complete discussion of FIN 48 may be found in the following Note 2, "Income Taxes", of the notes to the consolidated financial statements.

2. INCOME TAXES

The FASB issued FIN 48 in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. Under FIN 48, the Company had $6,980 of unrecognized tax benefits recorded in its statement of financial position as of January 1, 2007. Of this amount, $406 was recorded as a reduction to the January 1, 2007 balance of retained earnings. The Company's unrecognized tax benefits of $6,945 as of December 31, 2007 are uncertain tax positions that would impact the Company's effective tax rate if recognized. The Company is periodically engaged in tax return examinations, reviews of statute of limitations periods, and settlements surrounding income taxes. As a result, the Company estimates it is reasonably possible that unrecognized tax benefits could change in the next twelve months by an amount between $2,000 and $3,000.

The Company's uncertain tax benefits, and changes thereto, during 2007 were as follows:

	2007
Balance at January 1:	**$ 6,980**
Additions based on tax positions related to current year	947
Additions based on tax positions of prior years	—
Reductions for tax positions of prior years	(749)
Settlements	(233)
Balance at December 31:	**$ 6,945**

Included in the balance at December 31, 2007 is $0 of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages. The Company has accrued $2,807 and $2,002 in interest and penalties in its statement of financial position at December 31, 2007 and 2006, respectively. Interest was computed on the difference between the provision for income taxes recognized in accordance with FIN 48 and the amount of benefit previously taken or expected to be taken in the Company's federal, state, and local income tax returns.

The Company's federal income tax returns for the tax years 2004 and forward are available for examination by the United States Internal Revenue Service. The Company has not agreed to extend its federal statute of limitations for the 2004 tax year as of December 31, 2007. The federal statute of limitations for the 2004 tax year will expire on September 15, 2008. The Company's state income tax returns for 2003 through 2006 remain subject to examination by various state authorities with the latest closing period on October 15, 2011. The Company has not extended the statutes of limitations for any state jurisdictions with respect to years prior to 2003. Such statutes of limitations will expire on or before October 15, 2008 unless extended.

Notes to Consolidated Financial Statements

(Stated in thousands except share and per share data)

The provisions for income taxes recorded in the consolidated statements of income are as follows:

For the Years Ended December 31,	2007	2006	2005
Federal income tax			
Current	**$ 38,052**	$43,514	$ 2,082
Deferred	**17,823**	(5,030)	10,672
State income tax			
Current	**3,870**	4,049	1,803
Deferred	**1,541**	(918)	1,364
Provision for income taxes	**$ 61,286**	$41,615	$ 15,921

Deferred income taxes are provided based upon differences between the financial statement and tax bases of assets and liabilities. The following deferred tax assets (liabilities) are recorded at December 31:

Assets/(Liabilities)	2007	2006
Postretirement benefits	**$33,481**	$ 29,385
Payroll accruals	**2,487**	2,307
Bad debt reserves	**2,950**	3,029
Other deferred tax assets	**9,722**	11,647
Prepaid pension	**16,167**	10,148
Inventory	—	2,100
Gross deferred tax assets	**64,807**	58,616
Inventory	**(242)**	—
Fixed assets	**(18,144)**	(19,666)
Computer software	**(12,582)**	(16,415)
Other deferred tax liabilities	**(3,906)**	(7,873)
Gross deferred tax liabilities	**(34,874)**	(43,954)
Net deferred tax assets	**$29,933**	$ 14,662

Deferred tax assets included in other current assets were $9,503 and $10,442 in 2007 and 2006, respectively. Deferred tax assets included in other non-current assets were $20,430 and $4,220 in 2007 and 2006, respectively. The Company's deferred tax assets include state net operating loss carryforwards of $3,151 and $4,422 as of December 31, 2007 and 2006, respectively, that expire from 2007 to 2025. Valuation allowances of $1,920 and $0 have been established as of December 31, 2007 and 2006, respectively.

A reconciliation between the "statutory" federal income tax rate and the effective tax rate in the consolidated statements of income is as follows:

For the Years Ended December 31,	2007	2006	2005
"Statutory" federal tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal benefit	**4.2**	4.9	3.2
Other, net	**3.2**	2.1	3.3
Effective tax rate	**42.4%**	42.0%	41.5%

3. Capital Stock

The Company's capital stock is one hundred percent (100%) owned by its employees and retirees and there is no public market for its stock. Shares of common stock or the voting trust interests issued with respect thereto ("common stock", "common shares", or "shares") may not be sold by the holder thereof, except after first offering them to the Company. The Company may buy any common shares so offered at the price at which they were issued ($20.00 per share) with appropriate adjustments for current dividends.

During 2007, the Company offered to eligible employees and qualified retirees the right to subscribe to 950,000 shares of common stock at $20.00 per share in accordance with the provisions of the Company's Three-year Common Stock Purchase Plan dated June 14, 2007. This resulted in the subscription of 557,704 shares ($11,154). Subscribers under the Plan elected to make payments under one of the following options: (i) all shares subscribed for on or before January 10, 2008; or (ii) all shares subscribed for in installments paid through payroll deductions (or in certain cases where a subscriber is no longer on the Company's payroll, through direct monthly payments) over an eleven-month period.

Common shares were delivered to subscribers as of January 10, 2008, in the case of shares paid for prior to January 10, 2008. Shares will be issued and delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September, and December to the extent full payments of shares are made in the case of subscriptions under the installment method.

Shown below is a summary of shares repurchased and retired by the Company in the three years ended December 31:

	Common Shares	
	Repurchased	Retired
2007	**321,820**	**298,061**
2006	306,131	318,401
2005	290,194	294,180

The Company amended its Certificate of Incorporation to authorize a new class of 10,000,000 shares of Delegated Authority Preferred Stock ("preferred stock"), par value one cent ($0.01), on June 10, 2004. The preferred stock may be issued in one or more series, with the designations, relative rights, preferences and limitations of shares of each such series being fixed by a resolution of the Board of Directors of the Company. There were no shares of preferred stock outstanding at December 31, 2007 and 2006.

On December 13, 2007, the Company declared a twenty percent (20%) common stock dividend. Each shareholder was entitled to one share of common stock for every five shares held as of January 3, 2008. The stock was issued February 1, 2008. On December 14, 2006, the Company declared a ten percent (10%) common stock dividend. Each shareholder was entitled to one share of common stock for every ten shares held as of January 3, 2007. The stock was issued February 1, 2007. On December 8, 2005, the Company declared a five percent (5%) common stock dividend. Each shareholder was entitled to one share of common

Notes to Consolidated Financial Statements

(Stated in thousands except share and per share data)

stock for every twenty shares held as of January 3, 2006. The stock was issued February 1, 2006. The per share computations for periods presented have been adjusted to reflect the new number of shares as required by SFAS No. 128, "Earnings Per Share".

4. Long-Term Debt and Borrowings Under Short-Term Credit Agreements

Long-term Debt was comprised of:	December 31, 2007	2006
7.49% senior note, unsecured, due in annual installments of $14,286 beginning in July 2005 through July 2011	**$ 57,143**	$ 71,429
Variable rate lease arrangements, secured by facilities, due July 2008	**27,715**	56,720
6.59% senior note, unsecured, due in semiannual installments of $3,750 beginning in October 2003 through April 2013	**41,250**	48,750
7.36% senior note, unsecured, due in semiannual installments of $3,095 beginning in May 2001 through November 2010, with final payment of $3,094 due in May 2011	**21,666**	27,856
6.65% senior note, unsecured, due in annual installments of $3,636 beginning in June 2003 through June 2013	**21,818**	25,455
5.87% note, secured by facility, due in monthly installments of $32 through June 2010, with a final payment of $3,167 due in July 2010	**3,626**	3,196
6.48% capital lease, secured by equipment, due in monthly installments of $47 beginning in January 2007 through December 2011	**1,990**	2,413
Fixed and variable rate mortgages, secured by facilities, various maturities	**272**	369
	$ 175,480	$ 236,188
Less current portion	**60,061**	32,319
Long-term Debt	**$ 115,419**	$ 203,869

Long-term Debt matures as follows:	
2008	$ 60,061
2009	32,346
2010	35,441
2011	29,109
2012	11,137
2013 and beyond	7,386
	$ 175,480

The net book value of property securing various long-term debt instruments was $25,794 and $51,105 at December 31, 2007 and 2006, respectively.

The Company's borrowings under short-term credit agreements consist of issuances of commercial paper under the trade receivable securitization program, borrowings under revolving credit agreements, and bank lines of credit.

The Company had a revolving credit agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) that consisted of an unsecured $150,000, 364-day facility that was to have expired in July 2007. Prior to expiration, the Company executed a new unsecured LIBOR-based revolving credit agreement that consists of a $200,000 five-year facility expiring in May 2012. There were no amounts outstanding under the credit agreements at December 31, 2007 and 2006.

At December 31, 2007 and 2006, the Company had a $215,000 trade receivable securitization program that expires in October 2009. The trade receivable securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation (GCC), a wholly-owned, bankruptcy-remote, special-purpose subsidiary. GCC sells an undivided interest in the trade receivables to an unrelated multi-seller commercial paper conduit. The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the trade receivables through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the trade receivables and related debt are included in the accompanying consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. There were no borrowings outstanding under the trade receivable securitization program at December 31, 2007 and 2006.

At December 31, 2007, the Company had available to it unused lines of credit amounting to $436,575, compared to $377,076 at December 31, 2006. These lines are available to meet the short-term cash requirements of the Company and certain committed lines of credit have annual fees of up to 50 basis points (0.5%) of the committed lines of credit.

Short-term borrowings outstanding during 2007 and 2006 ranged from a minimum of $14,027 and $13,667 to a maximum of $49,560 and $140,924, respectively. The average daily amount of borrowings outstanding under short-term credit agreements during 2007 and 2006 amounted to approximately $20,000 and $82,000 at weighted-average interest rates of 5.57% and 5.31%, respectively. The weighted-average interest rate for amounts outstanding at December 31, 2007 was 6.00%.

The credit agreement, the trade receivable securitization program, and certain other note agreements have various covenants that limit the Company's ability to make investments, pay dividends, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreements. The Company was in compliance with all covenants as of December 31, 2007 and 2006.

The carrying amount of the Company's outstanding long-term, fixed-rate debt exceeded its fair value by $11,004 and $2,735 at December 31, 2007 and 2006, respectively. The fair value of the Company's variable-rate short- and long-term debt approximates its carrying value at December 31, 2007 and 2006, respectively.

Notes to Consolidated Financial Statements

(Stated in thousands except share and per share data)

5. Pension and Other Postretirement Benefits

The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The plan provides retirement benefits based on an employee's final average earnings and years of service. Employees become one hundred percent (100%) vested after five years of service regardless of age. The Company's funding policy is to contribute the net periodic pension cost accrued each year, provided that the contribution will not be less than the Employee Retirement Income Security Act (ERISA) minimum or greater than the maximum tax-deductible amount. The assets of the defined benefit pension plan are invested primarily in equity and fixed income securities, money market funds, and other investments.

The Company and its subsidiaries provide certain health care and life insurance benefits for retired employees through the Retiree Welfare Plan ("Plan"). Substantially all of the Company's employees may become eligible to participate in the Plan if they reach normal retirement age while working for the Company. Benefits are provided through insurance coverage with premiums based on the benefits paid during the year. The Company funds the Plan on a pay-as-you-go basis, and accordingly, the Plan had no assets at December 31, 2007 or 2006.

In September 2006, the FASB issued SFAS 158. This statement requires that a company recognize a net liability or asset to report the funded status of its defined benefit pension and other postretirement plans on its balance sheet and measure benefit plan assets and obligations as of the company's balance sheet date. SFAS 158 became effective for the fiscal year ending after June 15, 2007, for employers, such as the Company, that do not issue publicly-traded securities. At December 31, 2007, the Company adopted SFAS 158 and recorded an after-tax charge to accumulated other comprehensive loss of $73,707.

SFAS 158 also requires that the measurement date of the assets and benefit obligations be a firm's fiscal year-end, effective for fiscal years ending after December 15, 2008. The Company currently uses its year-end balance sheet date as the measurement date and, as a result, the new measurement date requirement will not have an effect on the Company's financial statements in 2008.

SFAS 158 requires a transition year disclosure of the effect of applying the new standard. In August 2007, the Company made a voluntary additional contribution to its qualified defined benefit pension plan of $28,000. This voluntary, additional contribution coupled with the 2007 planned contributions of $37,500 made to its qualified defined benefit plan resulted in an over-funded position prior to year-end under SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87). An over-funded position exists when the market value of the assets exceeds the accumulated benefit obligation at the measurement date. As a result of the over-funded position in its qualified defined benefit pension plan, the amounts previously recorded in the pension liability for additional minimum pension liability adjustments were reversed and prepaid pension costs were recognized on the balance sheet under SFAS 87. This recording of prepaid pension assets increased the effect of the adoption of SFAS 158. The Company also has a supplemental non-qualified defined benefit pension plan. There are no assets in this non-qualified defined benefit pension plan. SFAS 87 requires the recognition of an additional minimum pension liability adjustment if the market value of the plan assets was less than the accumulated benefit obligation at the measurement date. This was the case for the supplemental non-qualified pension plan. The benefit obligations of this plan are included in the pension obligations discussed below.

The following table shows the effect of SFAS 158 on individual items in the Company's consolidated balance sheet:

	December 31, 2006	Change in balance under SFAS 87	Balance prior to adoption of SFAS 158	Effect of SFAS 158 adoption	December 31, 2007
Assets					
Intangible asset	$ 8,669	$ (8,669)	$ —	$ —	$ —
Non-current deferred tax asset	$ 19,888	(19,599)	289	46,927	$ 47,216
Liabilities					
Other current liabilities	$ —	(800)	(800)	(9,000)	$ (9,800)
Postretirement benefits liability	$ (74,447)	2,507	(71,940)	(3,496)	$ (75,436)
Net pension (liability) asset	$ (43,449)	98,649	55,200	(108,138)	$ (52,938)
Shareholders' Equity					
Accumulated other comprehensive loss, net of tax	$ 31,722	$ (31,267)	$ 455	$ 73,707	$ 74,162

Notes to Consolidated Financial Statements

(Stated in thousands except share and per share data)

The following tables set forth information regarding the Company's pension and other postretirement benefits as of December 31, 2007 and 2006 using a December 31 measurement date:

	Pension Benefits		Postretirement Benefits	
	2007	2006	**2007**	2006
Projected benefit obligation	**$(317,862)**	$ (295,580)	**$ (84,436)**	$ (91,061)
Fair value of plan assets	**264,124**	193,047	**—**	—
Funded status	**$ (53,738)**	$ (102,533)	**$ (84,436)**	$ (91,061)

The accumulated benefit obligation for the Company's defined benefit pension plan was $249,751 and $236,496 at December 31, 2007 and 2006, respectively.

Amounts recognized in the consolidated balance sheet for the year ended December 31, net of tax, consist of the following:

	Pension Benefits		Postretirement Benefits	
	2007	2006	**2007**	2006
Current accrued benefit cost	**$ (800)**	$ —	**$ (9,000)**	$ —
Non-current accrued benefit cost	**(52,938)**	(43,449)	**(75,436)**	(74,447)
Intangible asset	**—**	8,669	**—**	—
Accumulated other comprehensive loss, net of tax	**66,527**	31,722	**7,635**	—
Net amount recognized	**$ 12,789**	$ (3,058)	**$ (76,801)**	$ (74,447)

Amounts recognized in accumulated other comprehensive loss as of December 31, 2007, net of tax, consist of the following:

	Pension Benefits	Postretirement Benefits
Net actuarial loss	**$ 61,908**	**$ 23,991**
Prior service cost (gain)	**4,619**	**(16,356)**
Accumulated other comprehensive loss, net of tax	**$ 66,527**	**$ 7,635**

Amounts estimated to be amortized from accumulated other comprehensive loss into net periodic benefit costs in 2008, net of tax, consist of the following:

	Pension Benefits	Postretirement Benefits
Net actuarial loss	**$ 5,156**	**$ 1,458**
Prior service cost (gain)	**771**	**(1,501)**
Accumulated other comprehensive loss, net of tax	**$ 5,927**	**$ (43)**

Weighted-average assumptions for the years ended December 31 are:

	Pension Benefits		Postretirement Benefits	
	2007	2006	**2007**	2006
Discount rate	**6.00%**	5.75%	**5.75%**	5.75%
Expected return on plan assets	**8.00%**	8.00%	**—**	—
Rate of compensation increase	**4.25%**	4.00%	**—**	—
Health care cost trend on covered charges	**—**	—	**9% / 5%**	10% / 5%

The expected return on plan assets assumption for the defined benefit pension plan is a long-term assumption and was determined after evaluating input from the plan's actuary and pension fund investment advisor, and also considering actual plan experience and historical and anticipated rates of return on the various classes of assets in which the plan invests. The Company anticipates that its investment managers will continue to generate long-term returns consistent with its assumed rate, despite temporary downturns in market performance.

Notes to Consolidated Financial Statements

(Stated in thousands except share and per share data)

The following presents information regarding the plans for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2007	2006	**2007**	2006
Employer contributions	**$ 66,379**	$ 30,882	**$ 9,444**	$ 12,194
Participant contributions	**—**	—	**2,030**	1,095
Benefits paid	**$ (14,637)**	$ (22,604)	**$ (11,474)**	$ (13,289)

The Company expects to make contributions totaling $33,300 to its defined benefit pension plan during 2008.

The net periodic benefit cost for the years ended December 31, 2007, 2006, and 2005 included the following components:

	Pension Benefits			Postretirement Benefits		
	2007	2006	2005	**2007**	2006	2005
Service cost	**$ 14,066**	$ 14,367	$ 13,127	**$ 1,899**	$ 1,733	$ 2,351
Interest cost	**17,500**	16,817	15,534	**4,851**	5,046	6,345
Expected return on plan assets	**(15,398)**	(13,393)	(13,030)	**—**	—	—
Amortization of:						
Actuarial loss	**10,740**	13,266	8,067	**2,639**	2,995	2,880
Prior service cost (gain)	**1,158**	882	568	**(2,457)**	(2,457)	(968)
Net periodic benefit cost	**$ 28,066**	$ 31,939	$ 24,266	**$ 6,932**	$ 7,317	$ 10,608

For measurement of the net periodic postretirement benefit obligation, a 9.00% annual rate of increase in per capita cost of covered health care benefits was assumed for 2007. The rate was assumed to decrease 1.00% per year to 5.00% at January 1, 2012 and to remain at that level thereafter.

Estimated future defined benefit pension and other postretirement plan benefit payments for the years ending December 31 are as follows:

Year	Pension Benefits	Postretirement Benefits
2008	$ 18,800	$ 9,000
2009	19,800	9,000
2010	21,800	9,000
2011	22,600	8,000
2012	25,600	9,000
2013-2017	146,900	42,000

The investment objective of the Company's defined benefit pension plan is to ensure that there are sufficient assets to fund regular pension benefits payable to employees over the long-term life of the plan. The Company's pension plan seeks to earn the highest possible long-term, total rate of return on assets consistent with prudent standards for preservation of capital, tolerance of investment risk, and maintenance of liquidity.

Asset allocation information for pension plan assets at December 31, 2007 and 2006 is as follows:

Investment	**2007 Actual Allocation**	2006 Actual Allocation	Target Allocation Range
Equity securities - U.S.	**21%**	25%	15-50%
Equity securities - International	**20%**	24%	10-30%
Fixed income - U.S.	**28%**	31%	10-50%
Fixed income - International	**5%**	5%	0-15%
Other	**26%**	15%	0-25%
	100%	100%	

The Company also provides a defined contribution profit sharing and savings plan covering substantially all of its full-time employees. Annual contributions by the Company to the plan are at the discretion of management and are generally determined based on the profitability of the Company. Employees may also contribute to the plan subject to limitations imposed by federal tax law and ERISA.

6. Net Income Per Share of Common Stock

The per share computations for periods presented have been adjusted to reflect the new number of shares as required by SFAS No. 128, "Earnings Per Share". The computation of net income per share of common stock is based on the average number of common shares outstanding during each year, adjusted in all periods presented for the declaration of a twenty percent (20%) stock dividend in 2007, a ten percent (10%) stock dividend in 2006, and a five percent (5%) stock dividend in 2005. The average numbers of shares used in computing net income per share of common stock as of December 31, 2007, 2006, and 2005 were 7,887,641, 7,730,243, and 7,679,171, respectively.

7. Commitments and Contingencies

The Company had two lease arrangements with an independent lessor, which provided $58,777 of financing for eight of the Company's distribution facilities. The agreements carry five-year terms expiring July 2008 and December 2009.

The Company has the option, with the consent of the lessor's lenders, to renew the leases for an additional five-year term or to purchase the property for a price including the outstanding lease balance. If the Company elects not to renew the lease or purchase

Notes to Consolidated Financial Statements
(Stated in thousands except share and per share data)

the property, or such lenders refuse to consent to a renewal, the Company may elect to remarket the property and arrange for its sale to a third party.

The financing structures used in these two lease arrangements qualify as silos of a variable interest entity under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, (revised) December 2003 – an interpretation of ARB No. 51" (FIN 46). On January 1, 2005, the Company adopted the provisions of FIN 46, which was subsequently amended by FIN 46R, and in accordance therewith, as the primary beneficiary, consolidated these silos in its financial statements as if FIN 46 had been in place from the inception of these leases. The impact of consolidation increased the Company's property by $64,257, the net book value of the nine distribution facilities then financed under the two leases. Additionally, the Company increased long-term debt by $70,906, and recorded a minority interest in the silos of $2,572 at the date of adoption. The Company recorded a cumulative effect of change in accounting principle of $(5,634), net of income tax effect of $3,587, during the first quarter of 2005 to effect the consolidation. The Company has treated the adoption of FIN 46 as a non-cash item in its consolidated statements of cash flows.

Had the provisions of FIN 46 been applied retrospectively, rather than as the cumulative effect of a change in accounting principle, net income and net income per share on a pro forma basis, adjusted for the twenty percent (20%) stock dividend declared in 2007 and the ten percent (10%) stock dividend declared in 2006, would be as follows for the years ended December 31:

Actual Results	**2007**	2006	2005
Net income	**$ 83,421**	$ 57,388	$ 16,764
Net income per share of common stock	**$ 10.58**	$ 7.42	$ 2.18

Pro Forma Results	**2007**	2006	2005
Net income	**$ —**	$ —	$ 22,398
Net income per share of common stock	**$ —**	$ —	$ 2.91

The Company terminated the lease arrangement expiring in December 2009 on September 28, 2007 by exercising its purchase option. The independent lessor conveyed clear title to three distribution facilities to the Company in exchange for a cash payment of $30,479, which included the outstanding principal owed on the three properties totaling $30,057, unpaid interest, and other closing costs.

As of December 31, 2007, the remaining consolidated silo included in the Company's financial statements had a net property balance of $17,203, long-term debt of $27,715, and a minority interest of $1,005. At December 31, 2006, the consolidated silos included in the Company's financial statements had a net property balance of $42,536, long-term debt of $56,720 and a minority interest of $2,057. The Company's maximum exposure to loss at December 31, 2007 and 2006, in respect of the properties subject to the lease arrangement(s), was $24,412 and $49,961, respectively, the amount guaranteed by the Company as the residual fair value of the property.

Rental expense was $27,687, $27,730, and $31,404 in 2007, 2006, and 2005, respectively. Future minimum rental payments required under operating leases that have either initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007 are as follows:

Year	**Minimum Rental Payments**
2008	$ 26,964
2009	20,450
2010	12,996
2011	9,139
2012	5,368
2013 and Beyond	22,289

The Company entered into a swap agreement to manage interest rates on amounts due under one of the lease arrangements discussed above in September 2000. The swap agreement, which expires in July 2013, is based on a notional amount of $28,720. The agreement calls for an exchange of interest payments with the Company receiving payments based on the LIBOR floating rate and making payments based on a fixed rate of 6.92%. There is no exchange of the notional amount upon which the payments are based. As discussed in Note 1 to the consolidated financial statements, the swap is designated as a completely effective cash flow hedge of the variable interest payments due under the lease. The fair value of the swap was $(4,072) and $(3,160) at December 31, 2007 and 2006, respectively, and is recorded in other current liabilities in the consolidated balance sheet.

The Company and its subsidiaries are subject to various claims, disputes, administrative, and legal matters incidental to the Company's past and current business activities. As a result, contingencies arise resulting from an existing condition, situation, or set of circumstances involving an uncertainty as to the realization of a possible loss.

The Company accounts for loss contingencies in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies". Estimated loss contingencies are accrued only if the loss is probable and the amount of the loss can be reasonably estimated. With respect to a particular loss contingency, it may be probable that a loss has occurred but the estimate of the loss is a wide range. If the Company deems some amount within the range to be a better estimate than any other amount within the range, that amount shall be accrued. However, if no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. While the Company believes that none of these claims, disputes, administrative, and legal matters will have a material adverse effect on its financial position, these matters are uncertain and the Company cannot at this time determine whether the financial impact, if any, of these matters will be material to its results of operations in the period in which such matters are resolved or a better estimate becomes available.

Notes to Consolidated Financial Statements

(Stated in thousands except share and per share data)

8. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as of December 31 are as follows:

	2007	2006
Currency translation adjustments	$ 11,418	$ 4,719
Unrealized loss from interest rate swap	(2,489)	(1,932)
Minimum pension liability	—	(31,722)
Pension liability	(66,527)	—
Postretirement benefits liability	(7,635)	—
Accumulated Other Comprehensive Loss	$ (65,233)	$ (28,935)

9. Quarterly Financial Information (Unaudited)

Quarterly financial information for 2007 and 2006, adjusted for the declaration of stock dividends of twenty percent (20%) and ten percent (10%) in 2007 and 2006, respectively, is as follows:

	2007			
For the Quarter Ended	March 31,	June 30,	September 30,	December 31,
Net sales	$ 1,223,558	$ 1,339,458	$ 1,364,666	$ 1,330,619
Gross margin	$ 239,184	$ 262,624	$ 262,951	$ 267,559
Net income	$ 11,940	$ 27,729	$ 26,556	$ 17,196
Net income per share of common stock (A)	$ 1.52	$ 3.52	$ 3.36	$ 2.18

(A) All periods adjusted for a twenty percent (20%) stock dividend declared in December 2007. Prior to these adjustments, the average common shares outstanding for the first, second and third quarters of 2007 were 6,546,754, 6,566,926, and 6,587,332, respectively.

	2006			
For the Quarter Ended	March 31,	June 30,	September 30,	December 31,
Net sales	$ 1,121,211	$ 1,316,475	$ 1,328,461	$ 1,242,996
Gross margin	$ 222,764	$ 242,527	$ 245,738	$ 250,422
Net income	$ 10,388	$ 18,481	$ 17,879	$ 10,640
Net income per share of common stock (B)	$ 1.34	$ 2.38	$ 2.31	$ 1.39

(B) All periods adjusted for a twenty percent (20%) stock dividend declared in December 2007 and a ten percent (10%) stock dividend declared in December 2006. Prior to these adjustments, the average common shares outstanding for the first, second, third and fourth quarters of 2006 were 5,866,130, 5,871,458, 5,860,601, and 6,371,257, respectively.

ERNST & YOUNG

Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

Phone: (314) 290-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Graybar Electric Company, Inc.

We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graybar Electric Company, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2007, the Company changed its method of accounting for uncertain tax positions. As discussed in Note 5 to the consolidated financial statements, on December 31, 2007, the Company changed its method of accounting for defined pension benefit and other postretirement plans.

Ernst & Young LLP

February 22, 2008

Board of Directors



Robert A. Reynolds, Jr.
Chairman, President and Chief Executive Officer



Richard A. Cole
District Vice President-Chicago District



D. Beatty D'Alessandro
Senior Vice President and Chief Financial Officer



Dennis E. DeSousa
Senior Vice President-Sales and Distribution



Thomas F. Dowd
Senior Vice President, Secretary and General Counsel



Lawrence R. Giglio
Senior Vice President-Operations



Thomas S. Gurganous
District Vice President-Richmond District



Frank H. Hughes
President and Chief Executive Officer, Graybar Canada



Robert C. Lyons
District Vice President-Tampa District



Kathleen M. Mazzarella
Senior Vice President-Human Resources and Strategic Planning



Robert L. Nowak
District Vice President-Phoenix District



Richard D. Offenbacher
Senior Vice President–Sales and Marketing



Kenneth B. Sparks
District Vice President-Seattle District

DISTRICT MANAGEMENT AS OF DECEMBER 31, 2007

NEW YORK DISTRICT
Christopher O. Olsen *District Vice President*
Arnold R. Kelly *Director, Electrical Sales*
Richard S. King *Director, Comm/Data Sales*
Joseph M. Sabatino *Director, Operations*
Timothy D. Birky *Director, Finance*

BOSTON DISTRICT
Peter R. Elkas *District Vice President*
Patrick S. Davis *Director, Electrical Sales*
Todd M. McDonough *Director, Comm/Data Sales*
Gerald G. Pollick *Director, Operations*
Joseph P. Peduto *Director, Finance*

PITTSBURGH DISTRICT
Steven M. Schooley *District Vice President*
J. Chris Butt *Director, Electrical Sales*
Steven M. Stone *Director, Comm/Data Sales*
C. Robert Smith *Director, Operations*
Peter M. Wingrove *Director, Finance*

ATLANTA DISTRICT
Joseph F. LaMotte *District Vice President*
Nathan W. Decker *Director, Electrical Sales*
Thomas G. Karrenbauer *Director, Comm/Data Sales*
Bertie M. Wilson *Director, Operations*
John P. Kahne *Director, Finance*

RICHMOND DISTRICT
Thomas S. Gurganous *District Vice President*
Lindsey G. Darnell *Director, Electrical Sales*
Andrew E. Ciccone *Director, Electrical Sales*
Thomas R. Moore *Director, Comm/Data Sales*
David K. Ange *Director, Operations*
Roderick A. Morgan *Director, Finance*

TAMPA DISTRICT
Robert C. Lyons *District Vice President*
David L. Schwichtenberg *Director, Electrical Sales*
Paul E. Hollenbacher *Director, Electrical Sales*
Edward G. Duda *Director, Comm/Data Sales*
Dale J. Thayer, Jr. *Director, Operations*
Richard C. Hird *Director, Finance*

CHICAGO DISTRICT
Richard A. Cole *District Vice President*
Thomas G. Pratt *Director, Electrical Sales*
Richard H. Harvey *Director, Comm/Data Sales*
Martin A. Aske *Director, Operations*
Steven R. Bourbeau *Director, Finance*

MINNEAPOLIS DISTRICT
G. William Keller *District Vice President*
Paul D. Wise *Director, Electrical Sales*
Ellen S. Rebne *Director, Comm/Data Sales*
Jamie L. Phillips *Director, Operations*
Allan J. Riel *Director, Finance*

ST. LOUIS DISTRICT
Michael W. Fowler *District Vice President*
Thomas J. Spellacy *Director, Electrical Sales*
William P. Mansfield *Director, Comm/Data Sales*
Scott B. Neubauer *Director, Operations*
Gregory W. Cunningham *Director, Finance*

DALLAS DISTRICT
Randall R. Harwood *District Vice President*
Tyler J. Gibson *Director, Electrical Sales*
Philip J. Harvatin *Director, Comm/Data Sales*
Thomas T. Townsend *Director, Operations*
Darryl B. Bain *Director, Finance*

SEATTLE DISTRICT
Kenneth B. Sparks *District Vice President*
Kirk A. Snure *Director, Electrical Sales*
Christopher A. Borel *Director, Comm/Data Sales*
John C. Fischer *Director, Operations*
Paul A. Hansen *Director, Finance*

PHOENIX DISTRICT
Robert L. Nowak *District Vice President*
Craig M. Mead *Director, Electrical Sales*
Andrew M. Roth *Director, Comm/Data Sales*
Shayne P. Jones *Director, Operations*
Kevin D. Cook *Director, Finance*

CALIFORNIA DISTRICT
David G. Maxwell *District Vice President*
Bruce E. Spencer *Director, Electrical Sales*
Jamie D. Thompson *Director, Electrical Sales*
David A. Bender *Director, Comm/Data Sales*
Jeffrey C. Netherton *Director, Operations*
Richard T. Birkett *Director, Finance*

Locations as of December 31, 2007

CORPORATE OFFICES

Corporate Headquarters
34 North Meramec Avenue
St. Louis, Missouri 63105
314 573-9200

Centerpoint
11885 Lackland Road
St. Louis, Missouri 63146
314 573-5700

Bel Ridge
8170 Lackland Road
Bel Ridge, Missouri 63114
314 573-2000

New York District

343 Walsh Drive
Parsippany, New Jersey 07054
973 404-5555

BRANCHES
New York: Albany, Hauppauge, Long Island City
New Jersey: Teterboro, Hackettstown, Wanamassa, Hamilton
Pennsylvania: Philadelphia, Harrisburg, Allentown
Delaware: New Castle

Boston District

345 Harrison Avenue
Boston, Massachusetts 02118
617 406-5000

BRANCHES
Rhode Island: Cranston
Massachusetts: Worcester, West Springfield, Somerville
Maine: Portland
New Hampshire: Manchester
Vermont: Rutland, Burlington
Connecticut: Wallingford, Hartford

Service Center
Taunton, Massachusetts

Pittsburgh District

900 Ridge Avenue
Pittsburgh, Pennsylvania 15212
412 323-5200

BRANCHES
Kentucky: Lexington, Louisville
Ohio: Cincinnati, Columbus, Dayton, Lima, Toledo, Youngstown, Cleveland, Akron, Canton, Mansfield
Pennsylvania: Greensburg, Erie
West Virginia: Wheeling, Charleston
New York: Buffalo, Rochester, Syracuse

Atlanta District

2050 Nancy Hanks Drive
Norcross, Georgia 30071
770 441-5580

BRANCHES
Georgia: Marietta, Fayetteville, Savannah, Cartersville, Augusta
Alabama: Birmingham, Huntsville, Mobile
South Carolina: Columbia, Greenville, Spartanburg, Hilton Head, Beaufort
Tennessee: Knoxville, Chattanooga, Nashville, Clarksville
Florida: Pensacola
Mississippi: Jackson

Richmond District

1510 Tomlynn Street
Richmond, Virginia 23230
804 354-1300

BRANCHES
Virginia: Norfolk, Roanoke, Hampton, Sterling, Commonwealth Controls-Richmond
North Carolina: Asheville, Raleigh, Winston-Salem, Charlotte, Greensboro, Wilmington, Monroe
South Carolina: Rock Hill
Tennessee: Bristol
Maryland: Baltimore, Lanham

Service Center
Charlotte, North Carolina

Tampa District

9404 Camden Field Parkway
Riverview, Florida 33578
813 984-3100

BRANCHES
Florida: Sarasota, Lakeland, Orlando, Pinellas, Melbourne, North Tampa, Tallahassee, Jacksonville, Daytona Beach, Miami, West Palm Beach, Fort Myers, Fort Pierce, Naples, Pompano Beach, Gainesville, Port Charlotte, Riviera Beach, Panama City, Tampa

Service Center
Riverview, Florida

Chicago District

900 Regency Drive
Glendale Heights, Illinois 60139
630 893-3600

BRANCHES
Illinois: Naperville, Chicago Downtown, East Peoria, Springfield
Indiana: Indianapolis, Hammond, Fort Wayne, South Bend
Michigan: Flint, Auburn Hills, East Livonia, Lansing, Grand Rapids, Belleville
Iowa: Davenport, Cedar Rapids
Wisconsin: West Allis, Racine, Madison

Minneapolis District

2300 East 25th Street
Minneapolis, Minnesota 55406
612 721-3545

BRANCHES
Minnesota: St. Paul, Duluth, Burnsville, Plymouth, Rochester, Mankato, St. Cloud
North Dakota: Fargo
South Dakota: Sioux Falls, Brookings
Wisconsin: Green Bay, Marinette, Manitowoc, Neenah, Stevens Point
Iowa: Des Moines

St. Louis District

8170 Lackland Road
Bel Ridge, Missouri 63114
314 573-2000

BRANCHES
Missouri: Jefferson City, Kansas City, Springfield
Kansas: Wichita
Nebraska: Omaha
Tennessee: Memphis, Jackson
Arkansas: Little Rock, Springdale, Conway
Indiana: Evansville
Oklahoma: Oklahoma City, Tulsa
Illinois: Collinsville

Dallas District

4601 Cambridge Road
Ft. Worth, Texas 76155
817 213-1200

BRANCHES
Texas: Amarillo, Austin, Abilene, Dallas (Royal Lane Counter), Freeport, Houston, Beaumont, San Antonio, Corpus Christi
Louisiana: Shreveport, New Orleans, Baton Rouge, Lake Charles

Seattle District

1919 Sixth Avenue South
Seattle, Washington 98134
206 292-4848

BRANCHES
Washington: Spokane, Tacoma, Everett, Kent
Oregon: Portland, Eugene, Medford
Idaho: Boise
Alaska: Anchorage, Fairbanks
Montana: Billings
Hawaii: Honolulu

Phoenix District

3350 West Earll Drive
Phoenix, Arizona 85017
602 269-2131

BRANCHES
Arizona: Mesa, Tucson, Scottsdale
Colorado: Colorado Springs, Denver
New Mexico: Albuquerque
Texas: El Paso
Nevada: Las Vegas
Utah: Salt Lake City

California District

383 South Cheryl Lane
City of Industry,
California 91789
909 451-4000

BRANCHES
California: Anaheim, Long Beach, Van Nuys, Costa Mesa, Los Angeles, San Bernardino, Hayward, San Francisco, Martinez, San Jose, Sacramento, San Diego, Santa Barbara, San Marcos, Santa Maria, Bakersfield, Fresno, Modesto, Rancho Cordova
Nevada: Sparks

ZONES

Austell Zone

Woodlands Business Park
Building 100
8180 Troon Circle
Austell, Georgia 30168
678 945-9970

Fresno Zone

4401 East Central Avenue
Fresno, California 93725
559 264-2393

Joliet Zone

1700 Crossroad Drive
Joliet, Illinois 60431
815 741-4660

Richmond Zone

2501 Distribution Drive
Richmond, Virginia 23231
804 521-6800

Springfield Zone

1904 North LeCompte
Building #12
Springfield, Missouri 65802
417 864-4955

Stafford Zone

13131 North Promenade Boulevard
Stafford, Texas 77477
281 340-5500

Youngstown Zone

1100 Ohio Works Drive
Youngstown, Ohio 44510
330 799-3220

INTERNATIONAL

34 North Meramec Avenue
St. Louis, Missouri 63105
314 573-9200

LOCATIONS
Carolina, Puerto Rico
Mexico City, Mexico
Monterrey, Mexico
Kitchener, Ontario
Hamilton, Ontario
Guelph, Ontario
Markham, Ontario
Mississauga, Ontario
Niagara Falls, Ontario
Ottawa, Ontario
Windsor, Ontario
Halifax, Nova Scotia
Dartmouth, Nova Scotia
Bridgewater, Nova Scotia
Kentville, Nova Scotia
New Glasgow, Nova Scotia
Sydney, Nova Scotia
Truro, Nova Scotia
Yarmouth, Nova Scotia
Charlottetown, Prince Edward Island
Bathurst, New Brunswick
Florenceville, New Brunswick
Fredericton, New Brunswick
Moncton, New Brunswick
Saint John, New Brunswick
Corner Brook, Newfoundland and Labrador
Grand Falls-Windsor, Newfoundland and Labrador
St. John's, Newfoundland and Labrador
Wabush, Newfoundland and Labrador
Calgary, Alberta
Burnaby, British Columbia

GRAYBAR ELECTRIC COMPANY, INC.
34 NORTH MERAMEC AVENUE
ST. LOUIS, MISSOURI 63105
www.graybar.com

END